UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12 (b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For Fiscal Year ended December 31, 2001

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _____________ to _______________

                         Commission file number 0-17729

                          TRACER PETROLEUM CORPORATION
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                            British Columbia, Canada
                 (Jurisdiction of incorporation or organization)

                1113 Laval Avenue S.W. Calgary, Alberta, T2T 1L2
                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12 (b) of the Act:
None

Securities registered or to be registered pursuant to Section 12 (g) of the Act:

                         Common Stock, without par value
                                (Title of Class)

                    Redeemable Common Stock Purchase Warrants
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                                                            None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                                                       9,529,749

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15 (d) of the Securities and Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports). and (2) has been subject to such filing requirements for the past 90 days.
                                                                  Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:
                                                         Item 17 |X| Item 18 |_|

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS) Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                                                                  Not Applicable

                          TRACER PETROLEUM CORPORATION
           FORM 20-F ANNUAL REPORT FISCAL 2001 ENDED DECEMBER 31, 2001

                                TABLE OF CONTENTS
                                     PART I                                 Page

Item 1.  Identity of Directors, Senior Management and Advisers ...........     3

Item 2.  Offer Statistics and Expected Timetable .........................     3

Item 3.  Key Information .................................................     3

Item 4.  Information on the Company ......................................     8

Item 5.  Operating and Financial Review and Prospects ....................    14

Item 6.  Directors, Senior Management and Employees ......................    16

Item 7.  Major Shareholders and Related Party Transactions ...............    20

Item 8.  Financial Information ...........................................    21

Item 9.  The Listing .....................................................    22

Item 10. Additional Information ..........................................    23

Item 11. Quantitative and Qualitative Disclosure About Market Risk .......    24

Item 12. Description of Securities other than Equity Securities ..........    25

                                     PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies .................    25

Item 14. Material Modifications to the rights of Security Holders
         and Use of Proceeds .............................................    25

                                    PART III

Item 17. Financial Statements ............................................    25

Item 18. Financial Statements ............................................    30

Item 19. Exhibits ........................................................    39

Signatures ...............................................................    40

Exhibit Index ............................................................    41

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus contains forward-looking statements. Forward-looking statements give our current expectations or forecasts of future events and are based on our management's beliefs, as well as assumptions made by and information currently available to them. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "anticipate," "believe," "budget," "estimate," "expect," "intend," "objective," "plan," "probable" "possible," "potential," "project" and other words and terms of similar meaning in connection with any discussion of future operating or financial performances.

Any or all of our forward-looking statements in this Form 20-F may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many of these factors, including the risks outlined under "Risk Factors," will be important in determining our actual future results, which may differ materially from those contemplated in any forward-looking statements. These factors include, among others, the following:

      -     oil and natural gas price volatility;

      - uncertainties in the estimates of proved reserves and in the projection of future rates of production and timing of development expenditures;

      -     our ability to find and acquire additional reserves;

      - risks associated with acquisitions, exploration, development and production;

      -     operating hazards attendant to the oil and natural gas business;

      - potential constraints on our ability to market reserves due to limited transportation space;

      - risks associated with the financing, construction and operation of the methanol plant in which we expect to acquire an interest;

      -     climatic conditions;

      -     availability and cost of labor, material, equipment and capital;

      -     ability to employ and retain key managerial and technical personnel;

      - international, national, regional or local political and economic uncertainties, including changes in energy policies, foreign exchange restrictions and currency fluctuations;

      - adverse regulatory or legal decisions, including those under environmental laws and regulations;

      -     the strength and financial resources of our competitors;

      -     general economic conditions; and

      -     our ability to continue as a going concern.

When you consider these forward-looking statements, you should keep in mind these risk factors and other cautionary statements in this prospectus. Our forward-looking statements speak only as of the date made.

Although we believe that the expectations reflected in the forward-looking statement are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as otherwise required by United States securities laws, we are under no duty to update any of the forward looking statements after the date of this Form 20-F to conform them to actual results or to changes in our expectations. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statement.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.

Not applicable to Form 20-F filings as annual report.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.

Not applicable to Form 20-F filings as annual report.

ITEM 3. KEY INFORMATION.

The following is a summary of key information about our financial condition, capitalization and the risk factors pertaining to our business.

A. Selected Financial Data

The tables below present selected financial information. Our financial statements are stated in Canadian Dollars and are prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"). Table 3(A)(1) presents selected financial information under Canadian GAAP and Table 3(A)(2) presents the same information assuming we had reported under US GAAP (see note 11 to the consolidated financial statements) These tables should be read in conjunction with the financial statements and notes thereto and Management Discussion and Analysis included elsewhere in this annual report. All dollar amounts in this report are expressed in Canadian dollars unless otherwise stated.

                                Table No. 3(A)(1)
                        Selected Financial Data CDN GAAP
                           (CDN $ in '000, except EPS)

                                             ------------------------------------------------------------------
                                             Year Ended   Year Ended    Year Ended     Year Ended    Year Ended
                                             12/31/01      12/31/00      12/31/99       12/31/98      12/31/97
       --------------------------------------------------------------------------------------------------------
       Revenue                                $     1       $     1       $ 1,080       $  1,966       $ 3,302
       Income/(Loss)                          $(1,514)      $(2,028)      $(3,225)      $(12,846)      $   497
       Earnings (Loss) per share              $ (0.17)      $ (0.28)      $ (0.74)      $  (3.46)      $  0.13
       Diluted Earnings (Loss) per share           --            --            --             --       $  0.10
       Dividends per share                    $  0.00       $  0.00       $  0.00       $   0.00       $  0.00
       Weighted  Avg. Shares O/S ('000)         8,734         7,338         4,351          3,717         3,717
       --------------------------------------------------------------------------------------------------------
       Working Capital                        $  (259)      $  (281)      $   592       $    262       $ 2,408
       Resource Properties (1)                $    --       $   149       $    --       $  1,432       $12,252
       Long-Term Debt                         $   315         $ Nil         $ Nil          $ Nil         $ Nil
       Shareholders' Equity                   $   242       $   838       $   986       $  3,404       $15,990
       Total Assets                           $   852       $ 1,164       $ 1,379       $  3,669       $16,373
       --------------------------------------------------------------------------------------------------------

(1) Resource properties comprise all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of government incentives) less depletion and write downs.

                                Table No. 3(A)(2)
                         Selected Financial Data US GAAP
                           (CDN $ in '000, except EPS)

                                                        ------------------------------------------------------------------
                                                        Year Ended     Year Ended   Year Ended     Year Ended   Year Ended
                                                          12/31/01      12/31/00     12/31/99       12/31/98     12/31/97
       -------------------------------------------------------------------------------------------------------------------
       Revenue                                            $     1       $     1       $ 1,080       $  1,966       $ 3,302
       Income/(Loss)                                      $(1,453)      $(2,028)      $(2,873)      $(12,228)      $   497
       Earnings (Loss) per share                          $ (0.17)      $ (0.28)      $ (0.66)      $  (3.29)      $  0.13
       Fully Diluted Earnings (Loss) per share            $ (0.17)      $ (0.28)      $ (0.66)      $  (3.29)      $  0.10

       Dividends per share                                $  0.00       $  0.00       $  0.00       $   0.00       $  0.00
       Wgt. Avg. Shares O/S ('000)                          8,734         7,338         4,351          3,717         3,717
       -------------------------------------------------------------------------------------------------------------------
       Working Capital                                    $  (259)      $  (281)      $   592       $    216       $ 3,054
       Resource Properties                                $    --       $   149       $    --       $  1,080       $11,282
       Long-Term Debt                                     $   291         $ Nil         $ Nil          $ Nil         $ Nil
       Shareholders' Equity                               $   327       $   838       $   986       $  3,007       $15,667
       Total Assets                                       $   852       $ 1,164       $ 1,379       $  3,272       $16,050
       -------------------------------------------------------------------------------------------------------------------

Currency Exchange Rates

Table No. 3(A)(3) sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended December 31, the average rates for each year, and the range of high and low rates for each year. Table 3(A)(4) sets forth the high and low exchange rates for each month during the previous six months. For purposes of these tables, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian Dollars required under that formula to buy one US Dollar. The average rate means the average of the exchange rates on the last day of each month during the year.

                                Table No. 3(A)(3)
                           U.S. Dollar/Canadian Dollar

        -----------------------------------------------------------------
                                          Average    High    Low    Close
        -----------------------------------------------------------------
        Fiscal Year Ended 12/31/01          1.55     1.60    1.49    1.59
        Fiscal Year Ended 12/31/00          1.49     1.56    1.44    1.50
        Fiscal Year Ended 12/31/99          1.49     1.51    1.46    1.44
        Fiscal Year Ended 12/31/98          1.48     1.58    1.41    1.54
        Fiscal Year Ended 12/31/97          1.38     1.44    1.34    1.43
        -----------------------------------------------------------------

           The current rate of exchange was $1.5190 on June 28, 2002.

                                Table No. 3(A)(4)
                           U.S. Dollar/Canadian Dollar

        -----------------------------------------------------------------
                 01/02     02/02     03/02     04/02     05/02     06/02
        -----------------------------------------------------------------
        High    $1.6128   $1.6084   $1.5958   $1.5995   $1.5708   $1.5499
        -----------------------------------------------------------------
        Low     $1.5899   $1.5885   $1.5767   $1.5632   $1.5275   $1.5282
        -----------------------------------------------------------------

B. Risk Factors

Our business operations are subject to a number of risks, of which our shareholders should be aware. We have separated the risks into two broad categories:

            o     risks relating to our business, properties and industry

            o     risks relating to the ownership of our common stock

Risks Related to Our Business, Properties and Industry

Exploring for and producing oil and natural gas are high-risk activities with many uncertainties that could harm our business, financial condition or results of operations.

Our future existence and financial stability will depend on the success of our exploration and production activities. Our activities are subject to numerous risks beyond our control, including the risk that drilling for oil and gas will not result in commercially viable oil or natural gas production. Our decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations.

Our cost of drilling, completing and operating wells is often uncertain before operations begin. Cost overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors may curtail, delay or cancel drilling and production operations, including but not limited to the following:

o     pressure or irregularities in geological formations;

o     shortages or delays in obtaining equipment and qualified personnel;

o     equipment failures or accidents;

o     adverse weather conditions, such as winter snow storms;

o labor unrest and strikes which prevent transportation of product or the importation of equipment;

o     title or licensing problems;

o     compliance with governmental requirements and permits;

o     limitations in the market for oil and natural gas;

o     difficulty in enforcing contracts;

o     capital market conditions and availability of financing;

o     technical problems; and

o     political and economic stability of the countries in which we operate

Our oil and natural gas exploration and production activities are subject to all the operating risks associated with drilling for and producing oil and natural gas, including the possibility of:

o environmental hazard, such as uncontrollable flows of oil, natural gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater and shoreline contamination;

o     abnormally pressured formations;

o mechanical difficulties, stuck oilfield drilling and service tools and casing collapse;

o     fires and explosions;

o     personal injuries and death; and

o     natural disasters.

We do not currently own properties with oil or gas reserves.

We do not own any properties with oil or gas reserves. Our future oil and natural gas reserves and production and therefore, cash flow and income, and our success, are highly dependent on success in finding or acquiring recoverable reserves. We cannot assure shareholders that we will be able to develop, exploit, find or acquire reserves to replace future production, if any.

Since we are seeking to acquire properties in less developed countries, our operations may be adversely affected by risks associated with the political, economic and social climate of the countries in which we will operate..

We are seeking to acquire properties in less developed countries in which there is significant potential for social, political, economic and legal instability. Our operations in these countries could be adversely affected by, among other things:

o     local currency fluctuations or devaluation;

o     civil disturbances;

o     exchange controls or restrictions on availability of hard currency;

o     changes in crude oil and gas price and transportation regulations;

o changes with respect to taxes, royalty rates, import and export tariffs and withholding taxes on distribution to foreign investors;
      nationalization or expropriation of property; and

o     interruption or blockage of oil exports.

Oil and gas prices historically have fluctuated over the years. A substantial or extended decline in oil and natural gas prices may adversely affect our business and financial prospects.

The price of oil may affect our ability to raise capital necessary for property acquisition, exploration and development. Moreover, if our properties were producing, the price we receive for our oil and natural gas production will heavily influence our revenue, profitability, access to capital and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. Historically, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. The prices received for production, and the levels of production, depend on numerous factors beyond our control. These factors include:

o     changes in global supply of and demand for oil and natural gas;

o     the actions of the Organization of Petroleum Exporting Countries, or OPEC;

o     worldwide economic conditions, which affect worldwide demand for energy;

o     the price and quantity of foreign imports;

o political conditions, including embargoes on Iran, or others affecting other oil-production countries;

o     the level of worldwide exploration and production activity;

o     weather conditions;

o     Interest rates and the cost of capital;

o     technological advances affecting energy consumption;

o     domestic and foreign government regulation, legislation and policies; and

o     the price and availability of alternative fuels.

We may face competition from larger and better-financed companies seeking to acquire properties in our sphere of operation.

The oil and gas industry is highly competitive, and our business could be harmed by competition with other larger and better-financed companies. Because oil and gas are fungible commodities, the principal form of competition is price competition. We will strive to maintain the lowest finding and production costs possible to maximize results from operations. In addition, as an independent oil and gas company, we frequently compete for reserve acquisitions, exploration leases, licenses, concessions and marketing agreements against companies with financial and other resources substantially larger than ours. Many of our competitors have established strategic long-term positions and maintain strong governmental relationships in countries in which we may seek entry.

We do not currently maintain insurance against potential losses and unexpected liabilities.

Losses and liabilities arising from uninsured and underinsured events could materially and adversely affect our business, financial condition or results of operations by requiring us to use our capital for purposes other than the continued development of our properties. Although we intend to maintain insurance against many potential losses or liabilities arising from our operations in accordance with customary industry practices and in amounts that we believe to be prudent, we do not presently have such insurance coverage and even if we were to obtain such insurance coverage, there is no assurance that it will be adequate protect us against all operational risks.

Risks Related to The Ownership of Our Stock.

Since inception we have generated only limited cash flow from operations.

We have an accumulated deficit of $3,541,917 through to the year ended December 31, 2001. We expect to incur losses in the fiscal year ending December 31, 2002. Our ability to continue as a going concern is dependent upon our achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be determined at this time.

We will not pay dividends in the foreseeable future.

We have not paid cash dividends or made any other distributions on our common stock since inception and have no current plans to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our cash for the continued expansion of our business, including exploration, development and acquisition activities.

Our long-term liquidity and capital resources are uncertain.

We have incurred losses for start-up efforts, expect to incur losses in 2002, and may continue to incur losses in the future. There can be no assurance that revenue will increase or that costs will be lower going forward. To the extent that this possibility seriously depletes our cash reserves, we may need to seek additional capital. If we do, there can be no assurance that we will be successful in raising a sufficient amount of additional capital or in internally generating a sufficient amount of capital to meet our long-term requirements. If we are unable to generate the required amount of additional capital, our ability to meet our obligations and to continue our operations may be adversely affected. Although we have no long-term debt other than a convertible debenture held by Roc Oil Limited at December 31, 2001, we have a working capital deficiency of $259,221.

Although collectively owning only approximately 30.70 % of our issued and outstanding shares at December 31, 2001, our activities are effectively controlled and influenced by our officers and directors.

Our officers and directors collectively own directly and beneficially approximately 2,925,295 shares and will be able to significantly influence our activities as well as matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions.

Our future performance is dependent on our ability to retain key personnel.

Our performance is substantially dependent on the performance of our senior management and key technical personnel. In particular, our success depends on the continued efforts of our senior management team, especially Mr. Larry Youell and Mr. David Robinson. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, results of operations and financial condition. Although several senior management personnel have substantial stock interests, we do not have employment agreements in place with any of our senior management or key employees.

Our future success also depends on our continuing ability to retain and attract highly qualified technical and managerial personnel. Wages for managerial and technical employees are increasing and are expected to continue to increase in the foreseeable future due to the competitive nature of the job market. We may experience difficulty from time to time in attracting the personnel necessary to support the growth of our business, and there can be no assurance that we will not experience similar difficulty in the future. The inability to attract and retain the technical and managerial personnel necessary to support the growth of our business could have a material adverse effect upon our business, results of operations and financial condition.

As we expand operations, we may not be able to effectively manage our growth.

Although certain members of our current management have had previous experience managing in a public company or a large operating company, there can be no assurance that we will be able to effectively manage the expansion of our operations, that our systems, procedures or controls will be adequate to support our operations or that our management will be able to achieve the rapid execution necessary to fully exploit the market opportunity for our products and services. Any inability to manage growth effectively could have a material adverse effect on our business, results of operations and financial condition.

ITEM 4. INFORMATION ON THE COMPANY

A. Corporate History and Development of the Company.

We are engaged in the acquisition, exploration and, when warranted, development of natural resource properties. In the years ending December 31, 1999, 2000 and 2001, our focus was on the disposition of certain of our property interests. We successfully completed these dispositions in 2002. We are now in the process of reviewing a number of international oil and gas prospects for possible acquisition and development.

We were incorporated on February 8, 1982 in British Columbia, Canada under the name Tylox Corporation. Our continuance under the Canada Business Corporation Act, in December 1991, resulted in, among other things, our name being changed to Tracer Petroleum Corporation.

Our head office is located at 1113 Laval Avenue S.W., Calgary, Alberta. Our phone number is (403) 290-1676.

Our wholly owned subsidiaries include Tracer Trading Ltd. ("TTL"), Tracer Petroleum Iran Ltd ("TPIL")., and TEPCO Ltd. ("TEPCO"). We also owns 33.34% of Tracer Petroleum International Ltd. ("TPI"), a company incorporated in Bermuda to pursue oil and gas ventures in the Islamic Republic of Iran.

The following describes the major corporate actions (other than property dispositions, which are discussed separately) affecting our financial condition which occurred during the years ending December 31, 1999, 2000 and 2001;

      o On September 30, 1999, we closed a private placement of 849,000 units at US$0.50 per unit. Each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at an exercise price of US$0.75 if exercised in the first year and US$0.90 if exercised in the second year. Share issuance costs for the private placement totaled $4,714 and were charged to share capital. A total of 150,000 warrants at US$0.70 per share and 25,000 stock options at US$1.00 per share were exercised during the year.

      o On March 20, 2000 we completed a non-brokered private placement of 1,540,000 units at US$0.50 per unit. Each unit was comprised of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share at US$1.00 if exercised on or before March 2, 2001 and US$1.25 if exercised thereafter up to and including March 2, 2002 at which time the warrants expire. A total of $1,119,657 relating to the private placement was included in share capital. In addition share issuance costs for the private placement of $97,708 were also charged to share capital. A total of 70,000 warrants from a previous private placement were exercised during the year and net proceeds from the exercise of $91,520 were included in share capital.

      o On June 29, 2000 at our annual general meeting, the shareholders passed a special resolution authorizing the reduction of our stated capital account by $35,009,518 which represented the amount of our accumulated deficit as recorded on our balance sheet as at December 31, 1999. At that time this amount was applied against our accumulated deficit.

      o On May 31, 2001, we completed a private placement of 460,144 Units at US$0.40 per Unit. Each Unit consists of one common share and one common share purchase warrant exercisable for a period of two years at an exercise price of US$0.50 in the first year and US$0.65 in the second year.

On December 31, 2001, we had 9,529,749 shares issued and outstanding.

B. Business Overview

At this present time, we do not have any revenue generating assets, and as a result rely on equity and/or debt financing to fund ongoing operations. We have experienced large operating losses and cash outflows and as such, our ability to continue as a going concern is dependant upon achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time.

We are currently pursuing exploration and development opportunities for oil and natural gas in Turkmenistan.

On February 5, 2002, we announced that we had entered into a Joint Venture Agreement ("JVA") with privately-held Canneft Inc. ("Canneft") of Houston, TX, whereby we will participate with Canneft in the development of the Adzhiyap project (the "Project") in southwestern Turkmenistan, bordering Iran to the south and the Caspian Sea to the west. Although the project is primarily focused towards gas production, gas condensate reserves are also present since tests have shown a concentration of 1 bbl/100 mcf in gas producing zones. There is also potential for deeper oil reserves.

C. "Current Exploration/Development"

None.

D. "Disposition of Properties"

Indonesia

As part of our property disposition program, we have since 1999 through the second quarter of 2002, systematically sold or abandoned all of the properties in what which we had an interest as follows:

Indonesia

In February 1993, our then wholly-owned subsidiary, PerminTracer Petroleum Ltd., entered into a Production Sharing Contract ("PSC") with Pertamina, the State oil company of the Republic of Indonesia, covering an area of approximately 1.6 million acres onshore the island of Borneo known as the North Tanjung Block ("NT Block PSC").

Pursuant to a Share Sale Agreement dated as of September 1, 1999 between us and Tradewinds Oil and Gas International, Ltd., as amended by a Share Sale Amending Agreement dated February 11, 2000, we sold all of the shares of PerminTracer Petroleum Ltd. to Tradewinds Oil and Gas International, Ltd. in consideration of U.S.$10.00, the assumption of all related liabilities by Tradewinds Oil and Gas International, Ltd., and the granting of the five percent (5%) carried interest in the NT Block PSC pursuant to the Carried Interest Agreement.

Pursuant to a Carried Interest Agreement dated February 11, 2000 amongst ourselves, PerminTracer Petroleum Ltd. and Tradewinds (the "Carried Interest Agreement"), we own a five percent (5%) carried interest in the NT Block PSC.

We also owned directly certain assets in the Republic of Indonesia, including a 4.25% carried working interest in a Production Sharing Contract in the South Sumatra Area of Indonesia known as the Ogan Komering Block (the "OK Block PSC"), an Option Agreement relating to a Technical Assistance Contract in the Sungai Gelam A, B and D Contract Areas (the "Sungai Gelam Option") and a certain drilling rig and related equipment (the "Drilling Rig"). Pursuant to an Asset Sale Agreement dated as of September 1, 1999 between us and Tradewinds, we sold all of its rights and interest in the OK Block PSC and the Sungai Gelam Option to Tradewinds in consideration of U.S.$350,000 and the assumption of all related liabilities by Tradewinds. We granted Tradewinds an Option to Purchase the Drilling Rig in consideration of U.S.$350,000 and the assumption of all related liabilities by Tradewinds, and the said Option to Purchase the Drilling Rig was exercised and completed by way of Drilling Rig Conveyance Agreement dated as of December 14, 1999.

Iran

We entered into an Association Agreement dated December 11, 1998 with the Mullins Group ("Mullins") in respect of petroleum projects in the Islamic Republic of Iran.

On May 15th, 2002 we announced that we were abandoning our pursuit of oil and gas opportunities in Iran based upon the lack of progress towards obtaining a petroleum project over the past three years. As such, we decided not to renew the agreement with the Mullins Group. We informed our representative in Tehran to cease all operations in Iran.

Kazakhstan

We entered into a Purchase and Sale Agreement dated March 24, 2000, with Transmeridian Exploration of Houston, TX, pursuant to which it was agreed to acquire a net ninety percent (90%) interest in the License and the Project, as defined below. In consideration of the sum of US$614,158 paid by us to Transmeridian, Transmeridian granted to us the option to acquire up to fifty percent (50%) of Transmeridian's net ninety percent (90%) interest in the License and the Project. The Option was originally for a period of thirty (30) days, expiring on April 30, 2000.

In addition to the sum of US$614,158 paid by us as consideration for the Option, which amount would be credited upon exercise of the Option, we were obligated to pay the additional amount of US$3,385,842 upon purchase of the interest. With the payment completed, Transmeridian would assign and transfer to us thirty-three percent (33%) of Transmeridian's net ninety percent (90%) interest in the License and the Project.

We, having exercised the right of first refusal, would have then been obligated to pay US$2,000,000, as directed by Transmeridian, towards the first cash calls of the joint venture for the development of the Project, subject to Transmeridian and we mutually agreeing to budgets and development plans for the Project through the formal documentation. With the additional payment of US$2,000,000 by us, Transmeridian would have assigned and transferred an additional seventeen percent (17%) of its net ninety percent (90%) interest in the License and the Project, thus bringing our interest up to fifty percent (50%) of Transmeridian's net ninety percent (90%) interest in the License and the Project. We would have been entitled to be paid out on a preferential basis by receiving seventy percent (70%) of all distributable cash flow (net of all applicable host country taxes and royalties) from the Project until payout of the first US$6,000,000. After payout, the parties would receive distributable cash flow in proportion to their respective interests.

Our interests, along with those of Transmeridian were held by a resident Kazakhstan company, of which Transmeridian owned 90% of the outstanding shares and we owned 4.5%. On March 16, 2001 we sold our interest in the South Alibek Field to Transmeridian, for 100,000 US$15 convertible preferred shares of Transmeridian. The shares were convertible into 1.5 million common shares of Transmeridian at a price of US$1.00 per share for a period of 5 years. We also received 1,000,000 common share purchase warrants in Transmeridian entitling us to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. Pursuant to an Option Agreement dated March 31, 2000 between ourselves and Transmeridian, we had a right of first refusal to acquire a net forty-five percent (45%) working interest in Licence No. 1557 dated April 29, 2000 issued by the Government of the Republic of Kazakhstan (the "Licence"), covering South Alibek Field located in the Aktyubinsk Region of Kazakhstan (the "Project").

The OK Block

In 1991, we purchased a 2.5% fully carried interest in the OK Block in consideration of the issuance of 1,500,000 shares of common stock and in 1992 purchased a further 1.75%, in consideration of the issuance of an additional 625,000 shares of common stock bringing its total interest to 4.25%. We sold our interest in the OK Block to Tradewinds in December 1999.

Interest in Oil and Gas Reserves

A summary of our former interests in oil and gas reserves after royalties is contained in the following tables:

                                   Table No. 1
          Supplemental Information on Oil and Gas Producing Activities
                         Schedule of Changes in Reserves
       For the Years Ended December 31, 2001, 2000, 1999, 1998, and 1997
                                   (Unaudited)

                                   -------------------------------------------------------------------------------------------------
                                    Oil        Gas       NGL       Oil        Gas        NGL        Oil           Gas         NGL
                                    MSTB      MMScf     Mbbls      MSTB      MMScf      Mbbls       MSTB         MMScf       Mbbls
                                              Other                        Indonesia                             Total
                                   -------------------------------------------------------------------------------------------------
Proven Reserves 12/31/96            91.2     1,493.0     46.2      333.4      0.0        0.0        424.6       1,493.0       46.2
Discoveries/Extensions                --          --       --      128.6       --         --        128.6            --         --
Revisions to previous estimates       --          --       --         --       --         --           --            --         --
Production                          (6.2)        (15)    (0.3)    (128.9)      --         --       (135.1)          (15)      (0.3)
Reduction due to sale of
properties                         (85.0)   (1,478.0)   (45.9)        --       --         --        (85.0)     (1,478.0)     (45.9)

Proven Reserves 12/31/97             0.0         0.0      0.0      333.1      0.0        0.0        333.1           0.0        0.0
Discoveries/Extensions                --          --       --       78.8       --         --         78.8            --         --
Revisions to previous estimates       --          --       --      (67.8)      --         --        (67.8)           --         --
Production                            --          --       --     (121.2)      --         --       (121.2)           --         --
Reduction due to sale of
properties                            --          --       --         --       --         --           --            --         --

Proven Reserves 12/31/98             0.0         0.0      0.0      222.9      0.0        0.0        222.9           0.0        0.0
Discoveries/Extensions                --          --       --         --       --         --           --            --         --
Revisions to previous estimates       --          --       --         --       --         --           --            --         --
Production                            --          --       --      (64.5)      --         --        (64.5)           --         --
Reduction due to sale of
properties                            --          --       --     (158.4)      --         --       (158.4)           --         --

Proven Reserves 12/31/99             0.0         0.0      0.0        0.0      0.0        0.0          0.0           0.0        0.0
Discoveries/Extensions                --          --       --         --       --         --           --            --         --
Revisions to previous estimates       --          --       --         --       --         --           --            --         --
Production                            --          --       --      (64.5)      --         --        (64.5)           --         --
Reduction due to sale of
properties                            --          --       --     (158.4)      --         --       (158.4)           --         --

Proven Reserves 12/31/00             0.0         0.0      0.0        0.0      0.0        0.0          0.0           0.0        0.0
Discoveries/Extensions                --          --       --         --       --         --           --            --         --
Revisions to previous estimates       --          --       --         --       --         --           --            --         --
Production                            --          --       --         --       --         --           --            --         --
Reduction due to sale of
properties                            --          --       --         --       --         --           --            --         --
                                   -------------------------------------------------------------------------------------------------
Proven Reserves 12/31/01             0.0         0.0      0.0        0.0      0.0        0.0          0.0           0.0        0.0
                                   =================================================================================================

                                   Table No. 2
                               Drilling Activities
                                  Wells Drilled
                                   (Unaudited)

                                 --------------------------------------------------------------------------------------
                                        2001              2000             1999(1)           1998(1)         1997(1)
                                 --------------------------------------------------------------------------------------
                                   Gross      Net    Gross      Net   Gross      Net    Gross      Net   Gross      Net
           Crude Oil                  --       --       --       --       7     0.12       11     0.18      15     0.26
           Natural Gas                --       --       --       --      --       --        0     0.00       0     0.00
           Dry                        --       --       --       --       3     0.05        3     1.04       3     0.05
           Service                    --       --       --       --      --       --        0     0.00       0     0.00
                                 --------------------------------------------------------------------------------------
           Total                       0        0        0        0      10     0.17       14     1.22      18     0.31
                                 --------------------------------------------------------------------------------------

(1) Drilling was carried out exclusively on the Ogan Komering (the "OK Block") in Indonesia where we had a 4.25% carried interest.

                                   Table No. 3
                        Drilling Activities Expenditures2
                                   (Unaudited)

                                          ------------------------------------------------------------------
                                             2001           2000           1999          1998           1997
                                          ------------------------------------------------------------------
       Exploration Drilling               $    --        $    --        $    --     $ 901,179         $   --
       Development Drilling                    --             --             --            --             --
                                          ------------------------------------------------------------------
                                               --             --             --            --             --
       Tangible Production Equipment           --             --             --            --             --
                                          ------------------------------------------------------------------
       Total                              $    --        $    --        $    --     $ 901,179         $   --
                                          ------------------------------------------------------------------

(2) Expenditures relate exclusively to our activities on its 100% owned North Tanjung Block.

                                   Table No. 4
                                 Producing Wells
                                   (Unaudited)

                          --------------        -------------        ------------         ------------         -------------
                               2001                  2000                1999                1998                  1997
                          Gross      Net        Gross     Net        Gross    Net         Gross    Net         Gross     Net
                          --------------        -------------        ------------         ------------         -------------
       Other -- Oil        --        --          --       --          --      --           --      --           --       --
       Other -- Gas        --        --          --       --          --      --           --      --           --       --
                          --------------        -------------        ------------         ------------         -------------
       Total               --        --          --       --          --      --           --      --           --       --
                          --------------        -------------        ------------         ------------         -------------

                          --------------        -------------        ------------         ------------         -------------
                               2001                  2000                1999                1998                  1997
                          Gross     Net         Gross    Net         Gross    Net         Gross    Net         Gross     Net
                          --------------        -------------        ------------         ------------         -------------
       Indonesia -- Oil    --       --           --      --           --      --           33     0.59          29      0.51
       Indonesia -- Gas    --       --           --      --           --      --            0     0.00           0      0.00
                          --------------        -------------        ------------         ------------         -------------
       Total               --       --           --      --           --      --           33     0.59          29      0.51
                          --------------        -------------        ------------         ------------         -------------

                                   Table No. 5
            Standardized Measure of Discounted Future Net Cash Flows
                         (Canadian Dollars in Thousands)
                                   (Unaudited)

                                                     ------------------------------------------------------------
                                                       2001        2000         1999         1998          1997
                                                     ------------------------------------------------------------
            Future cash inflows                      $    --    $       --    $     --    $  3,401.7   $  8,227.1

            Future production/development costs           --            --          --      (1,124.2)    (2,718.9)
                                                     ------------------------------------------------------------
                                                          --            --          --       2,277.5      5,508.2
            Future income tax recoveries (expense)        --            --          --        (638.2)    (1,543.6)
                                                     ------------------------------------------------------------
            Future net cash flows                         --            --          --       1,693.3      3,964.6
            10% Annual discount for estimated
              timing of cash flows                        --            --          --        (559.2)    (1,352.4)
                                                     ------------------------------------------------------------
            Standardized measure of discounted
              future net cash flows                  $    --    $       --    $     --    $  1,080.1   $  2,612.2
                                                     ------------------------------------------------------------

            *     Crude oil price for the OK Block at December 31, 1998 was US$
                  9.93

E. Current Exploration/Development Activities

Turkmenistan

On February 5, 2002, we announced that we had entered into a Joint Venture Agreement ("JVA") with privately-held Canneft Inc. ("Canneft") of Houston, TX, whereby we will participate with Canneft in the development of the Adzhiyap project (the "Project") in southwestern Turkmenistan, bordering Iran to the south and the Caspian Sea to the west. Although the project is primarily focused towards gas production, gas condensate reserves are also present since tests have shown a concentration of 1 bbl/100 mcf in gas producing zones. There is also potential for deeper oil reserves.

The Adzhiyap block is approximately 2,000 square km in area. There is excellent potential for near-term cash flow because the existing Korpedzhe gas pipeline to Iran is only 4 km from proven gas wells #6 and #1. The Korpedzhe line is a 1022mm gas pipeline built for a capacity of 1.18 billion cubic feet per day but it is presently carrying 500 million cubic feet per day, or 42% of capacity. Iran currently buys gas from the Korpedzhe pipeline at US$40 per cubic metre (US$1.13/mcf). An alternate route for a gas pipeline to the north is also being considered. This line would connect to an existing Gazprom line currently selling gas to the Ukraine and which is 100 km to the north of the Adzhiyap block. Additionally, a study for the feasibility of using gas-to-liquids ("GTL") technology is to be conducted in the Spring 2002.

The Adzhiyap structure well #1 logged approx. 216' of gas, and well #6 (a twin to well #1) logged 25m of gas on March 15, 2001, at the top of the Red Beds productive sands. So far, 12 structures have been identified within the block on 2-D seismic. Canneft is in the process of negotiating the formal Production Sharing Agreement ("PSA") for the Project. A protocol was signed March 26, 2001, between Canneft and the local partner, Turkmengeological, to form a Joint Operating Company to be owned 75/25 respectively, and apply for a PSA for the Adzhiyap block. A Commercial Offer was presented to the government in June 2001 proposing an initial investment of up to US$25 million for a 4-year work commitment which would include drilling 40 wells and tying into the pipeline.

Under the terms of the JVA between us and Canneft, we will advance US$150,000 to the Joint Venture over a 5 month period beginning in May 2002 to cover the remaining estimated costs to secure the PSA. We will work together with Canneft during this period to secure a technically-competent operator to join the Project, since this will be a requirement of the PSA. The operator is not required to be a working interest holder in the Project, but can simply be a qualified contract operator.

If the operator chooses to act solely as a contract operator and not invest in the Project as a working interest holder, then we will have the option to earn a 60% interest in the Joint Venture between us and Canneft by investing 100% of the capital required to develop the Project. For providing 100% of the capital, we would receive 90% of the distributable cash flow for the Joint Venture until achievement of invested fund payout, and 60% after payout. A 60% share of the Joint Venture would equate to a Net Present Value, discounted at 15%, of US$93.9 million to Tracer.

If the operator chooses to invest in the Project as a partner in the Joint Venture, we will have the right to a minimum 20% interest in the Joint Venture by providing our prorata share of the required capital for the Project, and will earn its prorata share of distributable cash flow.

North Tanjung Block Production Sharing Contract

As discussed above, as a result of the sale of PerminTracer to Tradewinds in February 1999, we own a 5% carried working interest in the NT Block PSC, subject to Tradewinds pursuing exploration activities on the NT Block.

Competition

The oil and gas industry is highly competitive. We compete with major integrated and independent oil and gas respect to marketing, particularly in the natural gas industry. In addition, the oil and gas industry competes with other industries to supply the energy and fuel needs of customers. Due to our financial position, many competitors have resources substantially exceeding our resources and may, therefore, be better able to define, evaluate and bid for contracts.

Foreign Sales/Assets.

As of December 31, 2001, all of our assets were located in Canada. During fiscal 2001 all revenue was generated in Canada.

As of December 31, 2000, CDN $51,426 of our assets were located in Iran, and CDN $1,112,299 were located elsewhere. During fiscal 2000 all revenue was generated in Canada.

As of December 31, 1999, CDN $71,151 of our assets were located in Indonesia, and CDN $1,308,323 were located elsewhere. During fiscal 1999, CDN $1,079,204 revenue was generated in Indonesia and CDN $169,813 revenue was generated elsewhere. See also "Disposition of Properties."

F. Organizational Structure

We have a number of wholly owned subsidiaries, which are Tracer Petroleum Iran Ltd. ("TPIL"), a company which is incorporated in Tehran, Iran, Tracer Trading Ltd. ("TTL"), a company incorporated in Bermuda and Tepco Ltd. ("TEPCO"), a company incorporated in Bermuda. We also own 33.34% of Tracer Petroleum International Ltd. ("TPI"), a company incorporated in Bermuda to pursue oil and gas ventures in Iran. We sold our wholly-owned subsidiary; PerminTracer Petroleum Ltd. in early 2000. PerminTracer was incorporated on May 5, 1992 in the British Virgin Islands.

G. Property, plant and equipment.

We acquired interests in properties and participated with others in the drilling of oil and gas wells in various parts of Canada prior to 1993. From 1993 to 1999 we participated indirectly in the exploration and development activity that took place on our Canadian properties and our 4.25% carried working interest in an oil/gas property on the island of Sumatra Indonesia. The Indonesian interest was acquired in October 1991, and the sale of the interest was closed in December 1999. The sale was made effective September 1, 1999. There is no book value for the 5% carried interest that we hold in the NT Block in Indonesia.

During 1997 we divested ourselves of all material Canadian oil and gas interests and in 2000 we divested ourselves of all of our Indonesian assets. Our focus is now on opportunities, which are being pursued in Turkmenistan.

Natural resource properties in which the Company is currently involved are described more fully in "Item 4B. D. Corporate Exploration/Development Activities."

ITEM 5. OPERATING AND FINANCIAL OVERVIEW AND PROSPECTS.

We have experienced significant operating losses and cash outflows from operations over the last few years and as a result, our ability to continue as a going concern is dependent on achieving profitable operations and/or upon obtaining additional financing.

The financial statements were prepared in accordance with accounting principles and practices generally accepted in Canada ("Canadian GAAP"), which are different from those in the United States (refer to Note 11 of the financial statements for a detailed description of differences between Canadian GAAP and US GAAP and how those differences would affect the financial statements).

A. Fiscal Year Ended December 31, 2001 versus Fiscal Year Ended December 31,
2000

Results of Operations

During 2001, we continued to focus our efforts on property disposition; we also sought to continue to enhance shareholder value by continuing to seek international oil and gas projects with proven petroleum reserves which we could acquire or participate in.

We received a total of US$240,762 in loans from Roc Oil Company Limited of Sydney, Australia, during 2001 under our funding and strategic partnership arrangement with Roc. These funds were for the pursuit of projects in Iran. Roc has the option to convert this loan amount into shares and warrants of our company. ROC has the option to convert any and all amounts of the funding it provided to us, along with accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC will depend upon the value of the dollar figure loaned to us.

The loss for the year was $1,513,911, or $0.17 per share (2000 - $2,028,006 or $0.28). This was primarily a result of administrative expenditures of $1,196,014 (2000 - $1,609,501) which are mainly associated with the ongoing pursuit of international petroleum development opportunities. In addition, in 2000 we recorded a writedown of $367,365 related to our eZuz.com Inc. investment.

Liquidity and Capital Resources

We had a working capital deficiency at December 31, 2001 of $259,221 (2000 - $281,483). During the year, we raised $848,600 of new equity capital through private placements and the exercise of share purchase warrants and stock options. In 2002, Our management expects that we will have to raise additional funds through equity and/or debt in order to finance acquisitions and operations. We currently hold 1,000,000 shares of Transmeridian Exploration Inc., which is a Houston-based oil & gas company which is quoted on the OTC Bulletin Board.

B. Fiscal Year Ended December 31, 2000 versus Fiscal Year Ended December 31,
1999

Results of Operations

During 2000, we continued to focus our efforts on property disposition; we also sought to continue to enhance shareholder value by continuing to seek international oil and gas projects with proven petroleum reserves which we could acquire or participate in.

In December of 2000, we entered into a Letter of Intent with a subsidiary of a major Iranian company to form a joint venture for the development of a significant offshore natural gas and gas condensate field in Iran. We were awaiting clarification from the Iranian partner as to the acceptable options for the development of the field, towards the preparation of a Master Development Plan to be submitted to the National Iranian Oil Company ("NIOC") for approval. However, NIOC approval for the Letter of Intent was not granted and we subsequently abandoned the pursuit of this field.

In April 2000, we purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft ("OJSCCN") from Transmeridian Exploration Inc. ("TMEI") for US$614,158. OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan. On March 16, 2001 we sold our interest in the South Alibek Field, Transmeridian, for 100,000 US$15 convertible preferred shares of Transmeridian. The shares were convertible into 1.5 million common shares of Transmeridian at a price of US$1.00 per share for a period of 5 years. We also received 1,000,000 common share purchase warrants in Transmeridian entitling us to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. Subsequently, on March 6, 2002 we converted our preferred shareholdings into 1,500,000 common shares of Transmeridian.

Revenue from oil and gas operations was negligible at $943 for the year ended December 31, 2000 (1999 - $1,079,948) because of the completion in December 1999 of the sale of all of the Company's producing oil and gas assets in Indonesia. Furthermore, as a result of the sale, oil and gas operating expenses were nil (1999 - $835,840) and depletion expense was reduced to $55,846 (1999 - $1,891,040).

The loss for the year ended December 31, 2000 was $2,028,006, or $0.28 per share (1999 - $3,224,653; $0.74 per share). This was primarily a result of administrative expenditures of $1,609,501 (1999 - $1,243,641) which are mainly associated with the ongoing pursuit of international petroleum development opportunities, (the oil and gas operating and depletion expenses refer to above) and a write-down of $367,375 to nil for the carrying value of the Company's investment in eZuz.com Inc.

Liquidity and Capital Resources

We had a working capital deficiency at December 31, 2000 of $281,483 (1999 - working capital of $592,197). During the year ended December 31, 2000, we raised $1,879,692 of new equity capital through private placements and the exercise of share purchase warrants and stock options.

In 2000, we were committed to our share of costs for the South Alibek field. In 2001 we sold our interest in the field to the operator, Transmeridian, thereby relieving ourselves of any further commitments to ongoing costs.

C. Fiscal Year Ended December 31, 1999 versus Fiscal Year Ended December 31,
1998

Results of Operations

We experienced considerable change during 1999. In order to better create shareholder value, management realized that we needed to re-focus our efforts to areas outside of Indonesia and formulated a strategic plan to help us move forward and grow. The year was highlighted by changes to the Board, the creation of Tracer Petroleum International for the pursuit of oil and gas ventures in Iran, the closing of two private placements, and was capped off by the successful sale of our Indonesian assets.

In early 1999, Mr. David R. Robinson joined the Board of Directors, Mr. David W. Harrison was appointed Executive Vice President and Corporate Secretary, and Mr. Ed Mowatt resigned as our CFO, Corporate Secretary and a Director. Soon after his appointment to the Board, Mr. Robinson became our President and Chief Executive Officer replacing Mr. Stephen Jacobs, our Chief Executive Officer from August 1996 and President from November 1996 until Mr. Robinson's appointment. Mr. Jacobs remains a valued member of our Board of Directors. Subsequent to the end of 1999, a respected Singapore-based businessman, Mr. Tan Ching Khoon, joined the Board of Directors. Mr. Tan Ching Khoon resigned from the Board of Directors in November 2000.

We succeeded in completing two private placements in the year. The first in early 1999, raised US$185,000 and the second in September 1999 raised an additional US$424,500. Members of our Board of Directors purchased a significant portion of both of these private placements.

In October 1999, we announced that it had agreed to sell our oil and gas assets in Indonesia to Tradewinds. The assets included in the sale were the shares of PerminTracer Petroleum Ltd., the option on the Sungai Gelam Technical Assistance Contract; the 4.25% carried interest in the Ogan Komering Block, the Indonesian database, and the Kremco 600 drilling rig and ancillary equipment. As per the terms of the agreement, Tradewinds paid total cash consideration of US$700,010 plus additional consideration as follows:

      o We retained a 5% carried interest in the North Tanjung Block (NT Block) PSC and will receive preferential recovery of US$2,000,000 to be paid out of production from 30% of the cost recovery cash flow, net of operating costs. After the preferential recovery of US$2,000,000 the carried interest will be converted into a working interest. This is contingent upon Pertamina approving a further extension on the NT Block PSC and renegotiation of the work commitment for the NT Block PSC.

      o We will receive a 5% carried working interest in the Sungai Gelam Technical Assistance Contract, which will be converted to a 5% working interest upon commerciality being obtained. This is contingent upon Tradewinds election to pursue the project.

Revenue from oil and gas operations decreased by 45% to $1,079,598 (1998 - $1,965,778), reflecting lower oil prices during the first part of 1999. In addition, since the effective date of the sale of the OK Block was September 1, 1999 only eight months revenues are reflected in this period, as compared to a twelve month period for the year ended December 31, 1998. Oil and gas expenses, net of write downs, were reduced by 50% to $835,840, versus $1,678,611 for the same period in 1998. This is mainly due to the reduction in the carried interest past cost allocation for our interest in the OK Block in Indonesia as well as the effective date of the sale of the OK Block.

In 1999 all of the capitalized costs relating to the exploration of the NT Block were written off as a result of the impending sale of PerminTracer Petroleum Ltd. for US$10.00. PerminTracer, the Company's wholly-owned subsidiary, held a 100% working interest in the NT Block PSC. Net loss for the year after depletion and write downs was $3,224,653 or $0.74 per share (1998-net loss $12,845,716 or $3.46 per share). The main reason for the reduction of 75% is that in 1998 a significant portion of the capitalized costs relating to the exploration of the NT Block were required to be written off due to a ceiling test write-down of $9,106,729. In addition, a depletion allowance of $3,151,268 was determined based on the production of the OK Block after the decision was made to allocate all capitalized costs to the amortization pool subject to depletion calculations.

Administrative expenditures increased by 150% and ended the year at $1,243,641 (1998-$497,676) for a number of reasons. Professional fees related to ongoing operations increased by 178% to $207,757 (1998-$74,650), mainly due to fees related to the eZuz.com Inc. reverse takeover that did not close and fees associated with the sale of the Indonesian assets. Travel expenses increased by 170% to $200,694 (1998-$74,215) as a result of fund raising activities and meetings in Iran. Consulting fees increased by 381% to $373,521 (1998-$77,595) mainly as a result of expenses related to Tracer Petroleum International as well as the review of other new acquisition opportunities.

Amortization increased to $502,996 in the year ended December 31, 1999 (1998-$15,464) due to the write down of the oil rig and related drilling equipment to market value.

Liquidity and Capital Resources

Working capital at December 31, 1999 was $592,197 (1998-$261,687). During the year, the Company liquidated its remaining holdings in Eurogas shares at a loss of $38,012 compared to a gain in 1998 of 29,753. Successful private placements that raised a total of US$609,000 before expenses contributed to the increase in working capital.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

A. Directors and Senior Management

The following table lists as of June 30, 2002 the names, ages, functions and areas of experience in our operations of all the Directors and Senior Management. Each Director will serve until the next annual general meeting or until his successor is duly elected, unless his office is vacated in accordance with our charter documents. The Executive Officers serve at the pleasure of the Board of Directors.

       ------------------------------------------------------------------------------------------------------
       Name                            Age       Position/Area of Experience/Function
       ------------------------------------------------------------------------------------------------------
       Larry W. Youell (1)(2)          61        Director since 6/1998, President, CEO since 6/2002
       Stephen Jacobs                  49        Director since 9/1996
       David R. Robinson               39        Director, since 1/1999, Past President & CEO 1/1999 - 6/2002
       David G. Wilson(1)(2)           57        Director since 6/1998
       David W. Harrison               39        Secretary since 1/1999
       Sameer Hirji (1)(2)             43        Director since 2/2002
       ------------------------------------------------------------------------------------------------------

      (1)   Member of Audit Committee.

      (2)   Member of Compensation Committee

David R. Robinson - Based in Calgary, Mr. Robinson has spent the past 16 years working in both the investment business and petroleum industry. Mr. Robinson is Director, President and Chief Executive Officer of Canadian based Aurado Exploration, Ltd. Mr. Robinson was previously the President and Chief Executive Officer of Tracer Petroleum from January 1999 until June 2002, the President and Chief Executive Officer Odyssey Petroleum Corporation, and prior to that Executive Vice President of Arakis Energy Corporation, both of which were Calgary-based and NASDAQ-listed, Mr. Robinson was responsible for raising over US$200 million in equity capital for these companies.

Larry W. Youell - Mr. Youell spent 21 years with Consumers Gas Company Limited and its subsidiaries, ("Consumers") in a variety of increasingly responsible roles including Senior Vice President Operations, and Senior Vice President Business Support. He was also President of Rose Technology, and General Manager of Consumers' largest division. Prior to joining Consumers, Mr. Youell was a Management Consultant with an international base of clients.

Stephen T. Jacobs - Mr. Jacobs has held numerous senior level positions with Tracer Petroleum including his former position as President and Chief Executive Officer. Mr. Jacobs specializes in international resource management, reservoir and production engineering, and development and acquisitions planning and evaluations.

During his 25 years in the international oil and gas industry, Mr. Jacobs has held numerous senior level positions with Talisman Energy (Asia), Oryx Indonesia Energy Co., Mainline Resources, (O.S.) Ltd., Indonesia, Gulf Indonesia Ltd., Pertamina E&P, Indonesia and Texaco USA.

David G. Wilson - Mr. Wilson spent over twelve years with a major Canadian oil and gas company, and has held positions with several other well-known petroleum companies, including Texaco Exploration, Union Oil of Canada, Petro Canada Inc. and OMV (Canada). Most recently he was the Senior Director, Strategic Exploration Group for a junior international exploration company. He currently is providing consulting services on restructuring and refinancing a major international oil and gas venture. Mr. Wilson is a Director of Nations Energy, a private oil and gas company, and serves as an advisor to Transmeridian.

David W. Harrison - A resident of Calgary, Mr. Harrison has over the past nine years been Executive Vice President and Chief Administrative Officer of Odyssey Petroleum Corporation, responsible for all corporate governance, and Vice President Corporate Communications for Arakis Energy Corporation where he oversaw the shareholder relations for its approximately 21,000 shareholders.

Sameer Hirji - A resident of Calgary, Mr. Hirji is a corporate attorney by background with 15-years experience in private practice, Mr. Hirji is the founder and Chief Executive Officer of Magellan Merchant Capital Inc., a private investment banking firm based in Calgary. Magellan serves as our financial advisor.

None of our directors and/or executive officers has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a director and/or executive officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no other arrangements or understandings between any two or more directors or executive officers, pursuant to which he was selected as a director or executive officer. There are no family relationships between any two or more directors or executive officers.

B. Compensation.

Directors who are our employees receive no compensation for their service in their capacity as Directors.

The Board of Directors may award special remuneration to any Director undertaking any special services on our behalf other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

We grant stock options to Directors, Executive Officers and employees; as described below under, "Options to Purchase Securities from Company or Subsidiaries".

The following table details the compensation paid during Fiscal Year Ended December 31, 2001 to our Directors and members of our administrative, supervisory or management bodies:

                     Director/Executive Officer Compensation
                       Fiscal Year Ended December 31, 2001

      ------------------------------------------------------------------------
                                            Option Exercise Net        Total
      Directors/Officers      Salary          Market Value(1)     Compensation
      ------------------------------------------------------------------------
      David R. Robinson     US$  96,000         US$ 174,805        US$ 270,805
      Larry W. Youell                --         US$  19,530        US$  19,530
      Stephen T. Jacobs              --         US$      --        US$      --
      David G. Wilson       $    22,917         US$  31,500        US$  31,500
                                                                     $  22,917
      David W. Harrison     $    83,646         US$  14,850        US$  14,850
                                                                     $  83,646
      Sameer Hirji                   --                  --                 --
      ------------------------------------------------------------------------
      Total                 US$  96,000         US$ 240,685        US$ 336,685
                            Cdn$106,563                            Cdn$106,563
      ------------------------------------------------------------------------

      (1). "Option Exercise Net Market Value" is defined as the aggregate difference between the exercise price and the market value of the common stock on the date of exercise.

We are committed to a monthly retainer of US$3,000 per month to Mr. Larry Youell, the Corporation's, President and Chief Executive Officer. In addition we are committed to a monthly retainer of US$2,000 to Mr. David Robinson, the Chairman and a per diem charge of $800 to Mr. David Wilson, a Director, for services rendered on our behalf and at the request of the Board.

No funds were set aside or accrued by us during the year ending December 31, 2001 to provide pension, retirement or similar benefits for Directors or Executive Officers.

None of our executive officers/directors received other compensation in excess of the lesser of US $25,000 or 10% of such officer's cash compensation as reported in the compensation table above and all executive officers/directors as a group did not receive other compensation which exceeded US $25,000 times the number of persons in the group or 10% of the compensation reported in the compensation table above.

Except for the stock option program discussed below, we have no bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the our directors or executive officers.

Options to Purchase Securities From Company or Subsidiaries.

Options to purchase securities from us are granted to directors/officers and employees on terms and conditions acceptable to the relevant regulatory authorities. We adopted a formal stock option plan on June 19, 2000. All of the options granted to report date were granted prior to the adoption of the stock option plan.

Prior to our voluntarily delisting of our shares from the Vancouver Stock Exchange ("VSE"), the exercise prices for the stock options were determined in accordance with VSE guidelines which required the exercise price to be equal to or greater than the average closing price of our common stock for the ten trading days on the VSE immediately preceding the day on which the directors granted and publicly announced the options. We delisted from the Vancouver Stock Exchange on August 6, 1999. All options granted during the year were set at prices in excess of those permitted under the stated guidelines.

The names of the directors and executive officers to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in the following table as of June 30, 2002, as well as the number of options granted to directors and all employees as a group. The exercise price of the options is stated in U.S. Dollars.

                            Stock Options Outstanding

        ------------------------------------------------------------------------------------------------------------------
        Name                                          Number of Common Shares        Exercise Price        Expiration Date
        ------------------------------------------------------------------------------------------------------------------
        Larry W. Youell                                       64,981                      $0.10               06/29/03
                                                             142,659                      $0.10               11/16/03
                                                              34,060                      $0.14               01/18/04
        ------------------------------------------------------------------------------------------------------------------
        Stephen T. Jacobs                                      5,000                      $0.10               11/14/02
                                                             147,500                      $0.11               04/22/04
        ------------------------------------------------------------------------------------------------------------------

        David R. Robinson                                      7,341                      $0.10               10/25/03
                                                             200,000                      $0.10               11/16/03
                                                             200,000                      $0.14               01/17/04
                                                             200,000                      $0.32               02/04/04
        ------------------------------------------------------------------------------------------------------------------
        David G. Wilson                                        5,000                      $0.10               11/14/02
                                                              18,200                      $0.11               04/22/04
                                                              77,000                      $0.10               05/15/03
                                                              65,000                      $0.10               06/29/03
        ------------------------------------------------------------------------------------------------------------------
        David W. Harrison                                     17,850                      $0.10               05/15/03
                                                             100,000                      $0.14               01/17/04
        ------------------------------------------------------------------------------------------------------------------
        Sameer Hirji                                         290,000                      $0.14               01/18/04
        ------------------------------------------------------------------------------------------------------------------
        Total Officers/Directors (6 people)                1,574,591
        ------------------------------------------------------------------------------------------------------------------
        Total  Employees/Consultants (6 includes             447,530                                          11/15/02 -
        1 Company which holds 90,000)                                                                         04/22/04
        ------------------------------------------------------------------------------------------------------------------
        Total Officers/Directors/Employees                 2,022,121
        ------------------------------------------------------------------------------------------------------------------

In addition, the following table lists the directors, executive officers and employees to whom warrants to purchase our shares have been granted and the number of share purchase warrants so granted as of June 30, 2002, as well as the number of share purchase warrants granted to Directors and all employees as a group.

                     Warrants Held by Directors and Officers

      ------------------------------------------------------------------------------------------------
                                              Number of share                               Expiration
      Name                                   Purchase Warrants         Exercise Price          Date
      ------------------------------------------------------------------------------------------------
      Larry Youell                               100,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      Steve Jacobs                                40,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      David Robinson                              10,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      David Robinson                              50,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      D.R.R. Capital Corp (1)                    190,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      D.R.R. Capital Corp (1)                     90,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      Kachina Resources Ltd. (2)                  50,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      David G. Wilson                             90,000                  US$0.25           09/02/2002
      ------------------------------------------------------------------------------------------------
      Total Officers/Directors/Employees         620,000
      ------------------------------------------------------------------------------------------------

      (1)   Beneficial owner is David R. Robinson

      (2)   Beneficial owner is David W. Harrison

      (3)   Beneficial owner is Tan Ching Khoon

C. Board Practices

We have an audit committee and a compensation committee.

Audit Committee. The audit committee oversees the retention, performance and compensation of our independent auditors, and the establishment and oversight of our systems of internal accounting and auditing control. Members of the audit committee are Mr. Larry Youell, Mr. David Wilson and Mr. Sameer Hirji.

Compensation Committee. The compensation committee reviews and makes recommendations to our board concerning the terms of the compensation packages provided to our senior executive officers, including salary, bonus and awards under our stock option plan and any other compensation plans that we may adopt in the future. Members of the compensation committee are Mr. Larry Youell, Mr. David Wilson and Mr. Sameer Hirji.

D. Employees

As of December 31, 2001, we had no employees and 3 consultants, located in Calgary, Alberta Canada. As of June 30, 2002, we had no employees, and four consultants. Of the consultants, three are members of our Senior Management and one is administrative personnel.

E. Share Ownership

The following table lists as of June 30, 2002, the share ownership of our directors and executive officers.

              Shareholdings of Our Directors and Executive Officers

      -----------------------------------------------------------------------------------------------
                                                                 Amount and Nature of     Percentage
      Title of Class                Name of Beneficial Owner     Beneficial Ownership    of Class (1)
      -----------------------------------------------------------------------------------------------
      Common                        Larry W. Youell                                --           0.0%
      Common                        Stephen T. Jacobs                         109,700           1.1%
      Common                        David R. Robinson                         877,944           8.4%
      Common                        David G. Wilson                            62,000           0.6%
      Common                        David Harrison                             86,000           0.8%
      Common                        Sameer Hirji                                   --            --
      -----------------------------------------------------------------------------------------------
      Total Directors/Officers                                              1,135,644         10.83%
      -----------------------------------------------------------------------------------------------

      (1) The percentage ownership is based on 10,486,339 shares outstanding as of June 30, 2002.

      (2)   Less than 1% of class.

In addition, we have has established a stock option plan whereby options may be granted to directors, officers, consultants, and employees. The exercise price of each option equals the market price of our stock on the date of the grant and an option's maximum term is two years.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table provides the names and share ownership of those parties that have ownership of 5% or more of each class of the Company's voting securities as of June 30, 2002:

                 Name               Number of Shares Owned   Percentage of Class
                 ----               ----------------------   -------------------
          Ergon Power Pte, Ltd            1,000,000 (1)               9.5%
          David Robinson                    877,944                   8.4%

      (1)   Includes warrants to purchase up to 1,000,000 shares.

We are a publicly-owned corporation, the shares of which are owned by Canadian residents, US residents, and residents of other countries. We are not controlled directly or indirectly by another corporation or any foreign government.

Under the terms of the Convertible Loan Agreement with Roc Oil Company Limited, dated May 22, 2001, ROC has the option to convert any and all amounts of the funding it provided to us, along with accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC will depend upon the value of the dollar figure loaned to us.

There are no arrangements, known to the Company, the operation of which may at a subsequent date result in a change of in control the Company other than as noted above.

As at May 15, 2002, management is not aware of any person holding a greater than 5% beneficial interest in any class of the Registrant's voting securities other than Mr. Tan Ching Khoon, a former director of the company, who owns 1,000,000 shares through Ergon Power Pte Ltd., a BVI Company and Mr. David Robinson, a Director who owns 877,944 shares.

The above listed organizations and individuals have no special or separate voting rights than those rights held by our shareholders.

On June 30, 2002, the shareholder's list showed 448 registered shareholders and 10,486,339 shares outstanding. 416 of these shareholders were US residents, owning 3,841,919 shares representing 36.64% of the issued and outstanding shares. Based upon research in the indirect holdings of depository agencies and financial institutions and other research, we believe that there are in excess of 5,800 beneficial shareholders.

B. Related Party Transactions

Messrs. Larry Youell, David Robinson, Stephen Jacobs, David Wilson, and David Harrison, directors and executive officers, participated in a private placement of 849,000 units at US$0.50 per unit that closed on September 30, 1999. Each unit was comprised of one common share and one common share purchase warrant exercisable into one additional common share up to and including October 7, 2001, at the price of US$0.75 up to October 6, 2000 and US$0.90 thereafter. The number of units purchased by each individual were 100,000; 240,000; 40,000; 100,000; 74,000; and 50,000 respectively.

Messrs. David Robinson, Director, President and CEO, and Tan Ching Khoon, a former director participated in a private placement of 1,540,000 units at US$0.50 per unit that closed on March 20, 2000. Each unit was comprised of one common share and one common share purchase warrant exercisable into one additional common share up to and including March 2, 2002, at the price of US$1.00 up to March 2, 2001 and US$1.25 thereafter. The number of units purchased by each individual were 100,000 and 1,000,000 respectively.

Mr. David Wilson, an executive officer, serves as an advisor to Transmeridian on mergers and potential acquisitions. Mr. Wilson owns shares in Transmeridian.

We sold our interest in the South Alibek Field to Transmeridian for 100,000 US$15 convertible preferred shares of Transmeridian. The shares are convertible into 1.5 million common shares of Transmeridian at a deemed price of US$1.00 per share for a period of 5 years. Tracer also received 1,000,000 common share purchase warrants in Transmeridian entitling the Company to purchase an additional 1,000,000 common shares at US$1.00 for a period of two years. See "Disposition of Properties." Subsequent to year end we exchanged our preferred shares for 1,500,000 common shares of Transmeridian.

On May 31, 2001, Mr. David Robinson, Mr. David Wilson and Mr. David Harrison each participated in a private placement of 460,144 units at US $0.40 per unit. Each unit consists of one share plus one two year share-purchase warrant ("Warrant"), with each Warrant being exercisable into one additional common share at US$0.50 up to May 31, 2002, and US$0.65 up to May 31, 2003. The number of units purchased by each individual were 261,944, 25,000, and 10,000 respectively.

The transactions discussed above with management were on terms as favorable us as would have been obtained from unaffiliated parties. Other than the above referenced situations, no Director or Executive Officer and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the beginning of fiscal 2001 or in any proposed transaction, which in either such case has materially affected or will materially affect the Company.

At December 31, 2001 the Company owed D.R.R. Capital Corporation US$85,000 ($127,458) for a non-interest bearing short-term loan. D.R.R. Capital Corporation is wholly-owned by David R. Robinson, a Director. This amount was repaid in 2002.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Financial Statements and Other Financial Information

See "Item 17. Financial Statements".

We know of no pending legal or arbitration proceedings including those relating to bankruptcy, governmental receivership or similar proceeding and those involving any third party against it, nor are we involved as a plaintiff in any material pending litigation.

We know of no pending proceedings to which any director, member of senior management, or affiliate is either a party adverse to us or our subsidiaries or has a material interest adverse to us or our subsidiaries.

We have not declared any dividends for the last five years, nor do we intend to declare any dividends for the foreseeable future.

B. Significant Changes

On May 24, 2001 we announced that we had entered into an agreement with Roc Oil Company Limited ("ROC") by which ROC agreed to provide us with staged financing over 15 months up to a discretionary maximum of US$4 million. The financing is by way of a series of convertible loans. ROC is initially loaning funds to us during a due diligence period ending February 28, 2002 and will have the option to lend further funds to the Corporation beyond that date, subject to us meeting certain project milestones. Under the agreement we have granted ROC the right of first refusal to participate, up to a 25% equity level, in upstream development opportunities in Iran. ROC has the option of appointing up to 3 members of our Board of Directors depending upon the level of funding provided. Under the terms of the agreement, ROC was also provided an the option of providing further funding to us directly or converting the loan and accrued interest into either a 50% interest in TEPCO Ltd., our wholly owned subsidiary that was to hold the Iranian projects or into a direct 50% interest in the projects. ROC will then be required to provide further funding to TEPCO, via either loans or direct investment in the projects for a total of US$3,765,000.

If ROC elects not to convert its loan amounts and accrued interest into a direct interest in TEPCO Ltd. or into a direct interest in the projects, it has the option to provide funding of up to US$4 million directly to us. Until the maturity date of May 1, 2003, ROC will also have the option of converting any and all amounts of this funding and accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC will depend upon how much of the US$4 million is loaned to us.

The loan agreement contains certain non-financial covenants restricting us from certain activities such as paying dividends, adopting any shareholders' rights plan where the rights of ROC would be adversely affected, sale of assets other than in the normal course of business, restricting the use of proceeds received under the loan agreement and prohibiting our amalgamation, consolidation or merger with another entity. To be in compliance with these covenants we must provide ROC with advance notification of any such anticipated activity. Failure to meet the covenants would result in the loan becoming immediately repayable. As at December 31, 2001 we satisfied all covenants.

To date ROC has advanced US$255,944.

On May 15th, 2002 we announced that we were abandoning its pursuit of oil and gas opportunities in the Islamic Republic of Iran based upon the lack of progress towards obtaining a petroleum project over the past three years. As such, the Company decided not to renew the agreement with the Mullins Group. We informed our representative in Tehran to cease all operations in Iran on our behalf.

ITEM 9. THE LISTING

A. Listing Details and Markets

Our common shares traded on the Vancouver Stock Exchange ("VSE") in British Columbia, Canada under the symbol "TPC". Trading on the VSE commenced on May 25, 1983. We voluntarily delisted from the VSE on August 6, 1999. Our common shares traded on the NASDAQ SMALL CAP BOARD under the symbol "TCXXF". Trading commenced on NASDAQ on October 30, 1989. Our shares were delisted from the NASDAQ SMALL CAP Board on September 22, 1999. Our shares now trade on the OTC - Bulletin Board under the symbol "TCXXF".

The table below lists the volume of trading and high/low bid/ask prices on NASDAQ/OTC-Bulletin Board for our shares for each full quarterly period within the two most recent fiscal years.

   NASDAQ Small Cap/OTC Bulletin Board Stock Trading Activity - Common Shares
                                  (US Dollars)

          -----------------------------------------------------
          Quarter Ended         Volume          High       Low
          -----------------------------------------------------
             06/30/02         1,373,400        $0.25     $0.10
             03/31/02         2,447,800        $0.61     $0.13
          -----------------------------------------------------
             12/31/00         1,817,800        $0.20     $0.09
              9/30/01         1,184,700        $0.51     $0.14
             06/30/01         3,377,300       $2.062    $0.562
             03/31/01         1,459,600        $0.75     $0.45
          -----------------------------------------------------
             12/31/00         2,033,600       $1.343     $0.38
              9/30/00         1,249,200       $1.875    $1.062
              6/30/00         2,274,700        $2.75    $1.062
              3/31/00         4,877,400        $3.00    $0.406
          -----------------------------------------------------

The following table lists the volume of trading and high/low bid/ask prices on NASDAQ for the Redeemable Warrants during the last five fiscal years. These warrants expired unexercised on September 19, 1999.

               NASDAQ Stock Trading Activity -Redeemable Warrants
                                  (US Dollars)

          ------------------------------------------------------
             Year Ended         High       Low        Volume
          ------------------------------------------------------
              12/31/01           N/A       N/A          N/A
              12/31/00           N/A       N/A          N/A
              12/31/99           N/A       N/A          N/A
              12/31/98          $0.16     $0.03        2,062,400
              12/31/97          $0.17     $0.03        4,419,600
          ------------------------------------------------------

Our shares are issued in registered form and the following information is taken from the records of Computershare Investor Services (located in Vancouver, British Columbia), the lead registrar and transfer agent for the common shares. Continental Stock Trust and Transfer Company New York, New York, our co-transfer agent provides Computershare Investor Services with information pertaining to transfers effected by their office.

On June 30, 2002, the shareholder's list showed 448 registered shareholders and 10,486,339 shares outstanding. 416 of these shareholders were US residents, owning 3,841,919 shares representing 36.64% of the issued and outstanding shares. Based upon research in the indirect holdings of depository agencies and financial institutions and other research, we believe that we have in excess of 5,800 beneficial shareholders.

Our shares are not registered to trade in the US in the form of American Depository Receipts (ADR's) or similar certificates.

The table below highlights the historical trading activity of our shares, on NASDAQ Small Cap and OTC Bulletin Board exchanges.

 NASDAQ Small Cap/OTC Bulletin Board Stock Annual Price History - Common Shares
                                  (US Dollars)

     ---------------------------------------------------------------------------
        Year Ended              High              Low                Volume
     ---------------------------------------------------------------------------
         12/31/01              $2.063            $0.09              7,839,300
         12/31/00              $3.00             $0.38             10,434,900
         12/31/99              $2.75             $0.312             6,869,300
         12/31/98              $2.50             $0.113             9,435,900
         12/31/97              $0.369            $0.113            25,235,600
     ---------------------------------------------------------------------------

The table below highlights our historical trading activity on the Vancouver Stock Exchange.

                   VSE Stock Trading Activity - Common Shares
                               (Canadian Dollars)

     ---------------------------------------------------------------------------
        Year Ended              High              Low              Volume
     ---------------------------------------------------------------------------
         12/31/01               N/A               N/A               N/A
         12/31/00               N/A               N/A               N/A
         12/31/99               N/A               N/A               N/A
         12/31/98              $3.60             $0.50             59,997
         12/31/97              $0.51             $0.20           1,084,010
     ---------------------------------------------------------------------------

The table below highlights for the most recent six months, the high and low market prices for each month of our common shares on the OTC Bulletin Board.

         OTC Bulletin Board Stock Monthly Price History - Common Shares
                                  (US Dollars)

     ---------------------------------------------------------------------------
        Month Ended            High                Low                Volume
     ---------------------------------------------------------------------------
         06/30/02             $0.22               $0.15              214,100
         05/31/02             $0.22               $0.14              292,100
         04/30/02             $0.25               $0.10              867,200
         03/31/02             $0.32               $0.23              753,400
         02/28/02             $0.61               $0.20            1,025,300
         01/31/02             $0.38               $0.13              669,100
     ---------------------------------------------------------------------------

ITEM 10. ADDITIONAL INFORMATION.

A. Memorandum and Articles of Association

Reference is hereby made to our Certificate of Continuance, and to our Bylaws, each of which is incorporated herein by reference to, respectively, exhibit 3.1 and 3.2 to our Registration Statement on Form F-1, file number 33-81290.

B. Material Contracts.

None

C. Exchange Controls

Investment Canada Act

The Investment Canada Act (the "ICA") prohibits the acquisition of control of a Canadian business enterprise in Canada by non-Canadians without the prior consent of Investment Canada, the agency that administers the ICA, unless such acquisition is exempt under the provisions of the ICA. Investment Canada must be notified of such exempt acquisitions. The ICA covers acquisitions of control of corporate enterprises, whether by purchase of assets, shares or "voting interests" of an entity that controls, directly or indirectly, another entity carrying on a Canadian business.

Apart from the ICA, there are no other limitations on the right of non-resident or foreign owners to hold or vote securities imposed by Canadian law or our Certificate of Continuance. There are no other decrees or regulations in Canada which restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-resident holders of our securities except as discussed in "Taxation", below.

D. Taxation

The following is a summary of the principal Canadian federal income tax considerations generally applicable in respect of our common stock. The tax consequences to any particular holder of common stock will vary according to the status of that holder as an individual, trust, corporation or member of a partnership, the jurisdiction in which that holder is subject to taxation, the place where that holder is resident and, generally, according to that holder's particular circumstances. This summary is applicable only to holders who are resident in the United States, have never been resident in Canada, deal at arm's length with us, hold their common stock as capital property and who will not use or hold the common stock in carrying on a business in Canada.

This summary does not take into account provincial income tax consequences. The summary assumes that the publicly announced proposals will be enacted as proposed with the effective dates set out therein; otherwise, the summary assumes that there will be no other changes in law whether by judicial or legislative action.

If a non-resident were to dispose of common stock to another Canadian corporation which deals or is deemed to deal on a non-arm's length basis with the non-resident and which, immediately after the disposition, is connected with the Company (i.e. which holds shares representing more than 10% of the voting power and more than 10% of the market value of all of our issued and outstanding shares), the excess of the proceeds over the paid-up capital of the common stock sold will be deemed to be taxable as a dividend either immediately or eventually by means of a deduction in computing the paid-up capital of the purchasing corporation.

Under the Canadian Tax Act, a gain from the sale of common stock by a non-resident will not be subject to Canadian tax, provided the stockholder (and/or persons who do not deal at arm's length with the stockholder) has not held a "substantial interest" in our shares (25% or more of the shares of any class of our equity securities) at any time in the five years preceding the disposition. Generally, the Canadian-United States Tax Convention (the "Tax Convention") will exempt from Canadian taxation any capital gain realized by a resident of the United States, provided that the value of the common stock is not derived principally from real property situated in Canada.

In the case of any dividends paid to non-residents, the Canadian tax is withheld by us, which remits only the net amount to the stockholder. By virtue of Article X of the Tax Convention, the rate of tax on dividends paid to residents of the United States is generally limited to 15% of the gross dividend (or 10% in the case of certain corporate stockholders owning at least 10% of the Company's voting shares). In the absence of the treaty provisions, the rate of Canadian withholding tax imposed on non-residents is 25% of the gross dividend. Stock dividends received by non-residents from us are taxable by Canada as ordinary dividends.

This summary is of a general nature only and is not exhaustive of all possible income tax consequences. It is not intended as legal or tax advice to any particular holder of common stock and should not be so construed. Each holder should consult his/her own tax advisor with respect to the income tax consequences applicable to him/her in his/her own particular circumstances.

E. Documents on Display

The documents concerning us which are referred to in this Report are either annexed hereto at exhibits (see Item 19) or may be inspected at our principal executive offices in Calgary.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Currency Exchange Rate Sensitivity

The results of our operations are subject to currency translational risk and currency transaction risk. Regarding currency translational risk, the operating results and financial position of our subsidiaries are reported in US dollars and then translated into Canadian dollars at the applicable exchange rate for preparation of our consolidated financial statements. The fluctuation of the US dollar in relation to Canadian dollar will therefore have an impact upon profitability of our and may also affect the value of our assets and the amount of shareholders' equity.

In regards to transaction risk, our functional currency is the US dollar and its activities are predominantly executed using the US dollar. We incur a relatively small amount of expenses in Canadian and Iranian currencies. However, due to the fact that the majority of our financings are completed in US dollars, we are not subject to significant operational exposures due to fluctuations in these currencies. Our common shares are listed on the OTC-BB and are bought and sold in US dollars (see tables in Item 8.) We have not entered into any agreements or purchased any instruments to hedge any possible currency risks at this time.

Interest Rate Sensitivity

We currently have no significant short term or long term debt requiring interest payments, accept as discussed in the provisions of the ROC loan agreement (see
Exhibit 4.14, herewith attached). However, this does not require us to consider entering into any agreements, or purchasing any instruments to hedge against possible interest rate risks at this time. Our interest earning investments are short term. Thus any reductions in future income or carrying values due to future interest rate declines are believed to be immaterial.

Commodity Price Sensitivity

Our future revenue and profitability will be dependant, to a significant extent, upon prevailing spot market prices for oil and gas. In the past oil and gas prices have been volatile. Prices are subject to wide fluctuations in response to changes in supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond the control of the Company. We currently have no significant operating revenue.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

Not Applicable

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

None.

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS.

   Audited Consolidated Financial Statements for Fiscal 2001/2000/1999.

The auditors' report, financial statements and notes thereto, schedules thereto as required under Item 17 are found immediately below.

   Financial Statements:

         Report of Auditors, dated May 11, 2002

         Consolidated Balance Sheets at December 31, 2001 and December 31, 2000

         Consolidated Statements of Loss and Deficit for the Years ended December 31, 2001, December 31, 2000, and December 31, 1999

         Consolidated Statements of Cash Flows for the Years ended December 31, 2001, December 31, 2000, and December 31, 1999

         Notes to the Consolidated Financial Statements

AUDITORS' REPORT

TO THE SHAREHOLDERS OF TRACER PETROLEUM CORPORATION

      We have audited the consolidated balance sheets of Tracer Petroleum Corporation as at December 31, 2001 and 2000 and the consolidated statements of loss and deficit and cash flows for each of the years in the three-year period ended December 31, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2001 and 2000 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31,2001 in accordance with Canadian generally accepted accounting principles.

                                                         /s/ Ernst & Young LLP
Calgary, Canada
May 11, 2002                                             Chartered Accountants

Comments by Auditor for U.S. Readers on Canada-U.S. Reporting Difference

      In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Corporation's ability to continue as a going concern, such as those described in Note 1 to these financial statements. The above opinion is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.


                                                         /s/ Ernst & Young LLP
Calgary, Canada
May 11, 2002                                             Chartered Accountants

MANAGEMENT'S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

      The accompanying consolidated financial statements and all information in the annual report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies outlined in the notes to the consolidated financial statements. When alternative accounting methods exist, management has chosen those that seem most appropriate in the circumstances. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality and are in accordance with accounting principles and practices generally accepted in Canada.

      Management maintains appropriate systems of internal accounting and administrative controls. Policies and procedures are designed to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide reasonable assurance that the financial information is relevant, reliable and accurate.

      Ernst & Young LLP, an independent firm of chartered accountants, has been engaged, as approved by a vote of the shareholders at the Corporation's most recent annual general meeting, to examine the consolidated financial statements in accordance with auditing standards generally accepted in Canada and the United States and provide an independent audit opinion.

      The Board of Directors annually appoints an audit committee consisting of a majority of non-management directors. The committee meets with the Corporation's independent auditors to review any significant accounting and auditing matters and to discuss the results of the annual audit examination. Ernst and Young LLP has full and free access to the audit committee. The audit committee also reviews the consolidated financial statements and auditors' report and submits its findings to the Board of Directors. The audit committee has reported its findings to the Board of Directors who have approved the consolidated financial statements.


          "David R. Robinson"                        "Larry W. Youell"
        -------------------------------------      -----------------------------
        David R. Robinson                          Larry W. Youell
        President and Chief Executive Officer      Chairman

Tracer Petroleum Corporation

(See Basis of Presentation Note 1)

Consolidated Balance Sheets

As at December 31
Canadian Funds

ASSETS                                                                2001             2000
                                                               ----------------------------
     Current
         Cash and cash equivalents                             $     9,371      $    12,184
         Accounts receivable                                        27,660           14,167
         Prepaid expenses                                               --           17,806
                                                               ----------------------------
                                                                    37,031           44,157
                                                               ----------------------------

     Investments  (Note 6)                                         761,474          895,152

     Properties and equipment (Notes 3 and 6)                       53,934          224,416
                                                               ----------------------------

     Total Assets                                              $   852,439      $ 1,163,725
                                                               ============================

LIABILITIES
    Current
         Accounts payable and accrued liabilities (Note 5)     $   296,252      $   198,182
         Short term loans (Note 5)                                      --          127,458
                                                               ----------------------------
                                                                   296,252          325,640
                                                               ----------------------------

    Convertible loan (Note 10)                                     314,650               --

    Commitments and contingencies (Note 7)

SHAREHOLDERS' EQUITY
    Share capital (Note 4)                                       3,762,591        2,866,091
    Equity component of convertible loan (Note 10)                  20,863               --
    Deficit                                                     (3,541,917)      (2,028,006)
                                                               ----------------------------
                                                                   241,537          838,085
                                                               ----------------------------

    Total Liabilities and Shareholders' Equity                 $   852,439      $ 1,163,725
                                                               ============================

See Accompanying Notes

ON BEHALF OF THE BOARD:


        "David R. Robinson"                    "Larry W. Youell"
        -------------------------              --------------------------
        Director                               Director

Tracer Petroleum Corporation

                   Consolidated Statements of Loss and Deficit

For the year ended December 31
Canadian Funds

                                                                             2001              2000              1999
                                                                      -----------------------------------------------
Oil and Gas Revenue                                                   $     1,494      $        943      $  1,079,948
                                                                      -----------------------------------------------

Oil and Gas Expenses
      Operating expenses                                                       --                --           835,840
      Depletion, amortization, ceiling test and other write-downs              --            55,846         1,891,040
      Administrative (Notes 5 and 8)                                    1,196,014         1,609,501         1,243,641
      Other                                                                    --               142               153
                                                                      -----------------------------------------------
                                                                        1,196,014         1,665,489         3,970,674
                                                                      -----------------------------------------------
Oil and gas, net                                                       (1,194,520)       (1,664,546)       (2,890,726)

Other Revenue and Expenses
      Loss on sale of investments                                              --                --           (38,012)
      Gain on sale of oil and gas properties                                   --            28,075           195,075
      Interest and miscellaneous income                                       679            25,400            12,006
      Write down of investments (Note 6)                                 (283,050)         (367,375)               --
      Amortization and other write downs                                  (37,020)          (49,560)         (502,996)
                                                                      -----------------------------------------------
                                                                         (319,391)         (363,460)         (333,927)
                                                                      -----------------------------------------------
Loss for the year                                                      (1,513,911)       (2,028,006)       (3,224,653)
      Deficit - beginning of year                                      (2,028,006)      (35,009,518)      (31,784,865)
      Deficit elimination (Note 4)                                             --        35,009,518                --
                                                                      -----------------------------------------------
Deficit - end of year                                                 $(3,541,917)     $ (2,028,006)     $(35,009,518)
                                                                      ===============================================

Loss per common share - basic and diluted (Note 4)                    $     (0.17)     $      (0.28)     $      (0.74)
                                                                      -----------------------------------------------

See Accompanying Notes

Tracer Petroleum Corporation

Consolidated Statements of Cash Flows

For the year ended December 31
Canadian Funds

                                                                                2001             2000            1999
                                                                        ----------------------------------------------
Operating Activities
     Loss for the year                                                  $(1,513,911)     $(2,028,006)      (3,224,653)
         Non cash items included in loss
             Depletion, amortization, abandonments and write downs           37,020          472,781        2,394,036
             Loss on sale of investments                                    283,050               --           38,012
             Gain on sale of oil and gas properties                              --          (28,075)        (195,075)
                                                                        ----------------------------------------------
                                                                         (1,193,841)      (1,583,300)        (987,680)
         Changes in working capital related to operating activities
             Accounts receivable                                            (13,493)           7,594           58,226
             Prepaid expenses                                                17,806           35,504          118,618
             Accounts payable and accrued liabilities                        98,070         (194,893)         187,777
                                                                        ----------------------------------------------
    Cash used in operating activities                                    (1,091,458)      (1,735,095)        (623,059)
                                                                        ----------------------------------------------

Financing Activities
         Short-term loans                                                  (127,458)         127,458               --
         Convertible loan                                                   383,413               --               --
         Issuance of share capital, net of costs                            848,600        1,879,692          806,840
                                                                        ----------------------------------------------
    Cash provided by financing activities                                 1,104,555        2,007,150          806,840
                                                                        ----------------------------------------------

Investing Activities
         Additions to properties and equipment, net                          (3,084)        (302,995)        (643,040)
         Proceeds on sale of investments                                         --               --           85,206
         Proceeds on disposal of resource properties and other                   --           28,075        1,500,170
         Investments                                                        (12,826)        (895,152)        (367,375)
                                                                        ----------------------------------------------
    Cash provided by (used in) investing activities                         (15,910)      (1,170,072)         574,961
                                                                        ----------------------------------------------
Net increase (decrease) in cash and cash equivalents                         (2,813)        (898,017)         758,742
Cash and cash equivalents - beginning of year                                12,184          910,201          151,459
                                                                        ----------------------------------------------
Cash and cash equivalents - end of year                                 $     9,371      $    12,184      $   910,201
                                                                        ==============================================

Cash interest paid                                                               --               --               --
Cash taxes paid                                                                  --               --               --

See Accompanying Notes

Tracer Petroleum Corporation
Notes to Consolidated Financial Statements
Canadian funds (unless otherwise noted)

1. BASIS OF PRESENTATION
--------------------------------------------------------------------------------

Tracer Petroleum Corporation (the "Corporation" or "Tracer") is engaged primarily in the business of exploration and development of oil and gas reserves. The exploration and development of oil and gas reserves involves significant financial risks. The success of the Corporation is dependent upon its ability to discover economically recoverable reserves and to bring such reserves into profitable production, and is subject to a number of risks, including environmental risks, contractual risks, legal and political risks, fluctuations in the price of oil and gas and other factors beyond the Corporation's control.

The recoverability of the Corporation's net investment in resource properties is dependent upon the discovery of economically recoverable reserves, the ability of the Corporation to obtain necessary financing to complete the exploration and development, future profitable production or proceeds from the disposition thereof, and the Corporation's ability to obtain requisite government and regulatory approvals at each stage of the exploration and development of its properties.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Corporation has experienced significant operating losses and cash outflows from operations in the years ended December 31, 2001, 2000, and 1999 and currently has no producing properties. Management intends to seek additional funding through future private or public offerings of stock or issuances of debt as required, and pursue its plan to invest in oil and gas properties and operations.

The Corporation's ability to continue as a going concern is dependent on achieving profitable operations and upon obtaining additional financing. The outcome of these matters cannot be predicted at this time. These financial statements do not contain any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Corporation be unable to continue in business.

2. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which are different from those in the United States ("US GAAP"), as explained in Note 11.

a)    Consolidation and Use of Estimates

      These financial statements include the accounts of the Corporation and its subsidiaries Tracer Petroleum International ("TPI"), Tracer Trading Ltd. ("TTL"), TEPCO Ltd. ("TEPCO"), and Tracer Petroleum Iran Limited ("TPIL").

      The preparation of financial statements in conformity with Canadian GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from these estimates.

b)    Cash Equivalents

      Cash equivalents comprise term deposits which mature within three months of the date of purchase. At December 31, 2001 the Corporation had no term deposits, on hand.

c)    Properties and Equipment

      The Corporation follows the full cost method of accounting for its petroleum and natural gas properties whereby all costs of acquisition of, exploration for, and development of petroleum and natural gas reserves (net of related government incentives) are capitalized in separate cost centres on a country-by-country basis. Capitalized costs are generally limited under "ceiling tests." A ceiling test is applied to ensure that capitalized costs do not exceed the sum of estimated undiscounted future net revenues from estimated gross proven reserves less the cost incurred or estimated to develop those reserves, production costs, interest, general and administration costs, and an estimate for restoration costs and applicable taxes plus the lower of cost or estimated market value of unproved properties. Costs are depleted by cost centre using the composite unit-of-production method based upon gross proved developed reserves estimated by professional engineers. Reserves are converted to equivalent units on the basis of approximate relative energy content.

      Unproved properties consist primarily of expenditures for property acquisition, office and administrative expenses relating specifically to exploration activities, data processing, drilling and acquisition of seismic data. These properties are periodically reviewed for evidence of impairment and are carried at cost less write-down for impairment, if any. These costs are transferred to the amortization pool on an ongoing basis as the project is evaluated and/or proved reserves are established.

      Certain exploration and production activities related to petroleum and natural gas are conducted jointly with others. Only the Corporation's proportionate interest in such activities is reflected in the financial statements.

      The Corporation provides for amortization of its equipment, fixtures and automobile at the rate of 30% per annum utilizing the declining balance method. It provides for a full year's amortization of these assets in the year of acquisition.

2.    SIGNIFICANT ACCOUNTING POLICIES-continued

d)    Future Removal and Site Restoration Costs - Oil and Gas Properties

      Estimated future removal and site restoration costs are provided for using the unit-of-production method based upon estimated gross proven reserves.

e)    Foreign Currency Translation

      Thee accounts of the Corporation's integrated wholly owned subsidiary have been translated into Canadian dollars on the following basis: Monetary assets and liabilities at the exchange rate at year end. Non-monetary assets and liabilities at historical exchange rates. Exchange gains and losses are credited or charged to the Consolidated Statement of Loss and Deficit in the year incurred.

f)    Revenue Recognition

      Revenue is recognized in the period to which it relates. Indonesian revenue earned in 1999 included net funds from the sale of crude oil, and the recovery of ongoing costs. In addition, as Pertamina was a 50% non-paying partner in the Ogan Komering Block ("OK Block"), the operator was obligated to cover Pertamina's pro-rata portion of total expenditures on a monthly basis. As compensation, an amount equal to 50% of non-capital and capital costs advanced were paid to the operator monthly (uplift). The Corporation's pro-rata share of this amount was included in oil and gas revenue in 1999.

g)    Stock Option Plan

      The Corporation has a fixed price stock option plan. (See note 4). No compensation expense is recognized when stock options are issued or exercised. Any consideration paid on exercise of stock options is credited to share capital.

h)    Financial Instruments

      Financial instruments of the Corporation consist mainly of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, short-term loans and convertible loans. As at December 31, 2001 and 2000, there were no significant differences between the carrying amounts of these financial instruments reported on the balance sheet and their estimated fair values.

i)    Income Taxes

      The Corporation follows the liability method to account for income taxes. Under this method, future tax assets and liabilities are determined based on the differences between the carrying value and the tax basis of assets and liabilities, and measured using the substantively enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

j)    Investments

      Investments consist of equity securities held for sale and are accounted for using the cost method of accounting. The securities are recorded at cost unless there has been a loss in value that is other than a temporary decline, at which time the investment is written down to market value.

3. PROPERTIES AND EQUIPMENT
--------------------------------------------------------------------------------

                                                2001                                                      2000
                                        Accumulated Amortization,                               Accumulated Amortization,
                                       Depletion, Ceiling Test and   Net book                Depletion, Ceiling Test and   Net book
                              Cost         Other Write Downs           value        Cost            Other Write Downs       value
                           --------------------------------------------------------------------------------------------------------
Proved property            $     --           $     --               $     --    $149,372              $     --           $149,372
Equipment and fixtures      292,246            250,232                 42,014     289,162               231,568             57,594
Automobile                   25,026             13,106                 11,920      25,026                 7,576             17,450
                           --------------------------------------------------------------------------------------------------------
                           $317,272           $263,338               $ 53,934    $463,560              $239,144           $224,416
                           --------------------------------------------------------------------------------------------------------

On December 3, 1999 the Corporation sold all of its oil and gas assets in Indonesia to Tradewinds Oil and Gas International Inc. ("Tradewinds"). In addition to initial cash consideration of US$350,000 on closing, the Corporation is also entitled to the following:

a) Tracer retained a 5% carried interest in the North Tanjung Block (NT Block) PSC and will receive preferential recovery of US$2,000,000 to be paid out of production from 30% of the cost recovery cash flow, net of operating costs. After the preferential recovery of US$2,000,000 the carried interest will be converted into a working interest. This is contingent upon Pertamina approving a further extension on the NT Block PSC, and renegotiation of the work commitment for the NT Block PSC.

b) Tracer had a right to receive a 5% carried working interest in the Sungai Gelam Technical Assistance Contract which was to be converted to a 5% working interest upon commerciality being obtained. This was contingent upon Tradewinds election to pursue the project. However, during 2001, Tradewinds elected not to continue with the project.

4. SHARE CAPITAL
--------------------------------------------------------------------------------

a) Authorized: Unlimited Common shares without par value

               Unlimited Class A and Class B preferred convertible redeemable voting shares without par value

Issued

      Common Shares                                           Number of Shares               Amount
                                                              -------------------------------------
      Balance December 31, 1998                                      4,087,205         $ 35,189,077
         Issued for cash pursuant to private placement (i)             999,000              769,340
         Issued pursuant to exercise of stock options                   25,000               37,500
                                                              -------------------------------------
      Balance December 31, 1999                                      5,111,205           35,995,917
         Stated capital reduction (ii)                                      --          (35,009,518)
                                                              -------------------------------------
                                                                     5,111,205              986,399
         Issued for cash pursuant to private placement (iii)         1,610,000            1,113,469
         Issued pursuant to exercise of stock options                1,123,500              766,223
                                                              -------------------------------------
      Balance December 31, 2000                                      7,844,705            2,866,091
         Issued for cash pursuant to private placement (iv)            460,144              280,995
         Issued pursuant to exercise of stock options                1,224,900              567,605
                                                              -------------------------------------
      Balance December 31, 2001                                      9,529,749         $  3,714,691
                                                              -------------------------------------
      Warrants  issuable (Note 10)                                     300,850         $     47,900
                                                              -------------------------------------

      i) On September 30, 1999, the Corporation closed a private placement of 849,000 units at US$0.50 per unit. Each unit consisted of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share in the capital of Corporation at an exercise price of US$0.75 if exercised in the first year and US$0.90 if exercised in the second year. Share issuance costs for the private placement totaled $4,714 and were charged to share capital. A total of 150,000 warrants were exercised during the year at US$0.70 per warrant.

--------------------------------------------------------------------------------

      ii) On June 29, 2000 at the Corporation's annual general meeting, the shareholders passed a special resolution authorizing the reduction of the Corporation's stated capital account by $35,009,518 which represented the amount of the Corporation's accumulated deficit as recorded on the Corporations balance sheet as at December 31, 1999. At that time this amount was applied against the Corporation's accumulated deficit.

      iii) On March 20, 2000 the Corporation completed a non-brokered private placement of 1,540,000 units at US$0.50 per unit. Each unit was comprised of one common share and one common share purchase warrant which entitled the holder to purchase an additional common share in the capital of the Corporation at US$1.00 if exercised on or before March 2, 2001 and US$1.25 if exercised thereafter up to and including March 2, 2002 at which time the warrants expire. A total of $1,119,657 relating to the private placement was included in share capital. In addition share issuance costs for the private placement of $97,708 were also charged to share capital. A total of 70,000 warrants from a previous private placement were exercised during 2000 and net proceeds from the exercise of $91,520 were included in share capital.

      iv) On December 19, 2000 the Corporation announced a private placement of 687,500 Units at US$0.40 per Unit. Each Unit consisted of one common share and one common share purchase warrant exercisable for a period of two years at an exercise price of US$0.50 in the first year and US$0.65 in the second year. The private placement closed with 460,144 Units being issued on May 31, 2001 for net proceeds of $280,995.

b)    Options

      The Corporation has established a stock option plan whereby options may be granted to its directors, officers, consultants, and employees. The exercise price of each option equals the market price of the Corporation's stock on the date of the grant and an option's maximum term is three years. The options vest immediately. At December 31, 2001 there were 1,387,121 (2000 - 1,317,321; 1999 - 488,000) stock options outstanding to directors, officers and employees to purchase common shares at US$0.10 per share. These options expire on various dates between January 13, 2002 and January 28, 2004.

                                                                                      Weighted Average
                                                             Number of Options    Exercise Price/Share
       ---------------------------------------------------------------------------------------------------
       Outstanding and exercisable January 1, 2000                     488,000                   $0.79
       Granted                                                       2,565,821                   $1.11
       Exercised                                                    (1,123,500)                  $0.68
       Canceled/Expired                                               (313,000)                  $2.00
       ---------------------------------------------------------------------------------------------------
       Outstanding and exercisable December 31, 2000 (1)             1,617,321                   $0.86
       Granted                                                       1,727,000                   $0.67
       Exercised                                                    (1,224,900)                  $0.46
       Canceled/Expired                                               (387,300)                  $1.28
       ---------------------------------------------------------------------------------------------------
       Outstanding and exercisable December 31, 2001 (2)             1,732,121                   $0.10
       ---------------------------------------------------------------------------------------------------

      (1) On November 15, 2000 the Corporation re-priced a total of 675,921 outstanding stock options to US$0.68 per share.

      (2) During 2001 the Corporation re-priced all of its outstanding stock options to US$0.10 per share.

      At December 31, 2001, 4,731,265 shares of common stock were reserved including 1,732,121 shares reserved for issuance under stock option agreements and 2,999,144 reserved for issuance in conjunction with outstanding warrants. These warrants expire on March 29, 2002 and April 29, 2002 and are exercisable at a price of US$0.25 a unit. On March 2, 2002, the Corporation extended the term of the warrants to September 2, 2002.

c) Subsequent to year end 1,276,590 incentive stock options were issued with 982,560 being issued with an exercise price of US$0.14; 69,030 with an exercise price of US$0.16; 25,000 with an exercise price of US$0.19; and 200,000 with an exercise price of $0.32. A total of 956,590 options were exercised in the period from January 1, 2002 to April 15, 2002 for proceeds of US$104,059.

d) The loss per share computations are based on the weighted average number of shares outstanding which was 8,733,625 (2000 - 7,337,553; 1999 -
      4,351,104). Diluted earnings per share amounts are not recorded as these amounts would be anti-dilutive.

5. RELATED PARTY TRANSACTIONS
--------------------------------------------------------------------------------

Management fees, consulting fees, and benefits in the amount of $255,267 (2000 - $286,364; 1999 - $406,098) were paid or credited to six (2000-seven; 1999-six)
directors or officers or companies controlled by them. During 2001, $none (2000-$none; 1999-$181,180) of the above amount was included in capitalized general and administrative expenses. Included in accounts payable at December 31, 2001, is $143,400 owed to directors, officers and companies controlled by them. At December 31, 2000 the Corporation owed D.R.R Capital Corporation US$85,000 ($127,458) for a short-term loan. D.R.R. Capital Corporation is wholly owned by David Robinson, President and CEO. This amount was repaid during 2001.

6. INVESTMENTS
--------------------------------------------------------------------------------

In August 1999 the Corporation entered into an agreement to purchase all of the issued and outstanding stock of eZuz.com Inc. ("eZuz"), a private internet based retail shopping company. In accordance with the terms of the agreement, on October 20, 1999 US$250,000 ($367,375) that was loaned to eZuz by Tracer was converted to shares in eZuz. The Corporation wrote off its investment in eZuz in 2000 due to market conditions for internet based stocks and the fact that no public market was established for the shares.

On April 3, 2000 the Corporation purchased a 4.5% equity interest in Open Joint Stock Company Caspi Neft ("OJSCCN") from Transmeridian Exploration Inc. ("TMEI") for US$614,158 ($895,152) cash. OJSCCN owns the exploration and production rights for the South Alibek field in the Aktyubinsk region of the Republic of Kazakhstan.

On March 16, 2001 the Corporation sold its interest in OJSCCN to TMEI for US$1.5 million of convertible preferred shares of TMEI plus 1 million warrants exercisable at US$1.00 per share for a period of two years. The preferred shares are convertible at the Corporation's option into 1.5 million common shares of TMEI at a deemed value of US$1.00 per share at any time within 5 years. The sale has been recorded at the carrying value of the assets given up being the shares of OJSCCN which were carried at $895,152 plus the capitalized resource property costs which were $149,372.The total carrying value of $1,044,524 has been allocated to the preferred shares and included in investments. At December 31, 2001 the Corporation recorded a write down on its investment of $283,050. TMEI commenced trading on the NASDAQ OTC-BB market on March 6, 2002. The Corporation elected to convert its preferred shares into 1,500,000 shares of TMEI on the commencement of trading. In the period subsequent to converting the preferred shares Tracer has sold 440,500 shares of TMEI.

On January 19, 2001 the Corporation announced that it had entered into a joint venture agreement with A. Brown Company Inc. ("ABC") in the Philippines. The joint venture known as A. Brown Energy Inc. ("ABEI") was set up in order to market and trade crude oil and petroleum products in the Philippines and other countries in the Far East and Australia. To earn its full interest the Corporation had to advance US$50,000 and issue 50,000 common shares to ABC. On May 7, 2001 the joint venture agreement was terminated with the Corporation having advanced a total of US$8,500 ($12,826). This amount was included in amortization and write downs.

7.    COMMITMENTS AND CONTINGENCIES
--------------------------------------------------------------------------------

Subsequent events, commitments, and contingent liabilities not noted elsewhere are:

a) The Corporation is committed to an annual transportation allowance of $12,000 to Mr. Larry Youell, the Corporation's, Chairman, until February 2002. In addition the Corporation is committed to a per diem charge of $800 to Mr. David Wilson, Director, for Corporation business completed at the request of the Board.

b) The Corporation's approximate commitment for annual gross premises leases and office equipment costs is as follows:

Year           2002        2003        2004        2005        2006        Total
--------------------------------------------------------------------------------
Amount      $64,415     $67,545     $29,448     $    --     $    --     $161,408
--------------------------------------------------------------------------------

      The Corporation was released from its office lease on March 1, 2002. In order to induce new tenants to takeover the lease, the Corporation gave up all of its furniture and fixtures as part of the conditions of the release of space.

c) On February 5, 2002 the Corporation reported that it had entered into a Joint Venture Agreement ("JVA") with privately-held Canneft Inc. ("Canneft") of Houston, TX, whereby the Corporation will participate with Canneft in the development of the Adzhiyap project (the "Project") in southwestern Turkmenistan. Under the terms of the JVA between the Corporation and Canneft, Tracer will advance US$150,000 to the joint venture during the 5 month period ended July 5, 2002 to cover the remaining estimated costs to secure the PSA. Canneft is in the process of negotiating the formal Production Sharing Agreement ("PSA") for the Project.

8. ADMINISTRATIVE EXPENSES
--------------------------------------------------------------------------------

Administrative expenses were comprised of the following:

                                                   2001            2000             1999
                                                -------------------------------------------
      Engineering and geological consulting     $   21,453     $    65,264      $        --
      Foreign exchange loss (gain)                  17,290         (27,761)          26,080
      Interest and bank charges                     13,940           2,155            4,571
      Investor relations                           111,721          82,600           44,858
      Shareholder information                       40,339          51,860           44,954
      Management fees (Note 5)                     199,503         213,173          163,718
      Consulting fees                              203,355         354,355          373,521
      Office and miscellaneous                     250,904         239,697          131,340
      Personnel                                     83,184          70,293           65,840
      Professional fees                            127,149         204,494          207,757
      Travel                                       127,176         353,371          200,694
      Non controlling interest                          --              --          (19,692)
                                                -------------------------------------------
                                                $1,196,014     $ 1,609,501      $ 1,243,641
                                                -------------------------------------------

9. SEGMENTED INFORMATION
--------------------------------------------------------------------------------

In 2001 and 2000, all revenues were derived from a gross overriding royalty interest. As at December 31, 2001 all assets were located in Canada. In 2000 the Corporation had spent $149,372 in connection with a work program in the Republic of Kazakhstan.

10. CONVERTIBLE LOAN
--------------------------------------------------------------------------------

On May 24, 2001 the Corporation announced that it had entered into an agreement with Roc Oil Company Limited ("ROC") by which ROC agreed to provide the Corporation with staged financing over 15 months up to a discretionary maximum of US$4 million. The financing is by way of a series of convertible loans. ROC is initially loaning funds to the Corporation during a due diligence period ending February 28, 2002 and will have the option to lend further funds to the Corporation beyond that date, subject to the Corporation meeting certain project milestones. Under the agreement the Corporation has granted ROC the right of first refusal to participate, up to a 25% equity level, with the Corporation in upstream development opportunities in Iran. ROC has the option of appointing up to 3 members of the Board of Directors of Tracer depending upon the level of funding provided. Under the terms of the agreement, ROC was also provided an the option of providing further funding to the Corporation directly or converting the loan and accrued interest into either a 50% interest in TEPCO Ltd., the wholly owned subsidiary of Tracer that will hold the Iranian projects or into a direct 50% interest in the projects. ROC will then be required to provide further funding to TEPCO, via either loans or direct investment in the projects for a total of US$3,765,000. (See note 14.)

If ROC elects not to convert its loan amounts and accrued interest into a direct interest in TEPCO Ltd. or into a direct interest in the projects, it has the option to provide funding of up to US$4 million directly to the Corporation. Until the maturity date of May 1, 2003, ROC will also have the option of converting any and all amounts of this funding and accrued interest into shares of Tracer at a conversion price which is the lesser of US$0.20 per share or 80% of the weighted average closing price for the previous 20 trading days, subject to a floor price of US$0.05 per share. ROC will also receive up to 5,000,000 share purchase warrants exercisable at US$0.20 per share on or before May 1, 2003. The final number of warrants issued to ROC will depend upon the value of the dollar figure loaned to Tracer.

The loan agreement contains certain non-financial covenants restricting the Corporation from certain activities such as paying dividends, adopting any shareholders' rights plan where the rights of ROC would be adversely affected, sale of assets other than in the normal course of business, restricting the use of proceeds received under the loan agreement and prohibiting the amalgamation, consolidation or merger of the Corporation with another entity. To be in compliance with these covenants Tracer must provide ROC with advance notification of any such anticipated activity. Failure to meet the covenants would result in the loan becoming immediately repayable. As at December 31, 2001 the Corporation had met all covenants.

To December 31, 2001 ROC had advanced US$240,762 ($383,413) on which $12,272 of interest expense had been accrued at an effective interest rate of 8.4%. The gross proceeds received as of December 31, 2001 were allocated to the convertible loan and warrants based on the relative fair value of each security at December 31, 2001. Accordingly, $335,513 was allocated to the notes and $47,900 was allocated to the 300,850 issuable warrants. The fair value of the warrants was estimated using the Black-Scholes option-pricing model. The $47,900 discount for the warrants will be accrued and recorded as interest expense over the term of the loan. For the year ended December 31, 2001 $Nil had been accrued.

--------------------------------------------------------------------------------

The amount allocated to the convertible loan of $335,513 has been segregated into debt and equity components based on their respective fair values at December 31, 2001. The equity component represents the holder conversion right. It will remain in shareholders' equity until the loan is either converted or repaid at which time it will be transferred to share capital.

The difference between the recorded value of the debt component and the face value of the loan is amortized to income over the term of the debenture on an effective yield basis. During the year ended December 31, 2001 $nil was amortized.

Subsequent to December 31, 2001, ROC advanced an additional US$15,142 to the corporation upon which a further 18,928 warrants become issuable.

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
--------------------------------------------------------------------------------

The Corporation's consolidated financial statements have been prepared in accordance with Canadian GAAP, which differs in certain respects from US GAAP as follows:

As described in note 4, the Corporation has granted stock options to selected employees, directors and officers. For US GAAP purposes, Financial Accounting Standard ("FAS") 123, "Accounting for Stock-Based Compensation," requires that an enterprise recognize, or at its option, disclose the impact of the fair value of stock option and other forms of stock-based compensation cost by the intrinsic value method set out in Accounting Principles Board (APB) Opinion 25. As options are granted at exercise prices based on the market value of the Corporation's shares at the date of grant, there is no compensation expense relating to ABP Opinion 25. Had the Corporation followed FAS 123, there would be no material impact on the loss for the year or loss per common share.

Under APB25 the repricing of outstanding stock options under a fixed price stock option plan results in these options being recognized as variable price options from the date of the modification until they are exercised, fortified or expire. Accordingly, changes in the intrinsic value of the stock options from the modification date to the period end date would be recognized in the consolidated statement of loss as additional general and administrative expense. For the year ended December 31, 2001, $226,400 (2000 - $nil; 1999 - $nil) would be recorded as the market value of the Corporation's common shares at December 31, 2001 was higher than the revised exercise price.

Ceiling Test - Oil and Gas Properties

Under US GAAP, the ceiling test is calculated by discounting future net revenues by 10%. Under Canadian GAAP, the ceiling test is calculated without application of a discount factor. Also US GAAP, general and administration costs and financing costs are excluded from ceiling test calculations whereas under Canadian GAAP these costs are included.

Convertible Investments

Under US GAAP, the terms of the convertible notes provide the lenders with an 'in-the-money' variable conversion rate. A beneficial conversion feature on the convertible loan is calculated at issuance based on the difference between the effective conversion price of the allocated proceeds and the market price of the common stock. The amount of the beneficial conversion feature at inception was $45,143, however, because of the variability of the conversion ratio, it is remeasured each reporting period until conversion, extinguishment or maturity. The remeasurement of the beneficial conversion feature at December 31, 2001 has not resulted in any change to the amount originally calculated.

FINANCIAL STATEMENT PRESENTATION:

Statement of Loss                                                                     2001             2000             1999
                                                                                  ---------------------------------------------
   Loss for the year - Canadian basis                                             $(1,226,706)     $(2,028,006)     $(3,224,653)
      - Ceiling test and depletion - Adjustment to U.S. basis                              --               --          351,493
      - Stock based compensation                                                      226,400               --               --
                                                                                  ---------------------------------------------
      Loss and comprehensive loss for the year - U.S. basis                       $(1,453,106)     $(2,028,006)     $(2,873,160)
                                                                                  ---------------------------------------------
      Loss and comprehensive  loss per share (basic and diluted) - U.S. basis     $     (0.17)     $     (0.28)     $     (0.66)
                                                                                  ---------------------------------------------

11. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES - continued
--------------------------------------------------------------------------------

Balance Sheet                                                    2001             2000             1999
                                                             ------------------------------------------------
Deficit - Canadian basis                                     $(3,254,712)     $(2,028,006)     $(35,009,518)
(Loss) Income for the year

       - U.S. basis                                           (1,453,106)      (2,028,006)       (2,873,160)
       - Canadian basis                                        1,226,706        2,028,006         3,224,653
     Resource property costs of prior years
       - Ceiling test and depletion -                                 --               --          (351,493)
                                                             ------------------------------------------------
Deficit - U.S. basis                                         $(3,481,112)     $(2,028,006)     $(35,009,518)
                                                             ------------------------------------------------

Equity component of convertible loan - Canadian basis        $    20,863      $        --      $         --

Beneficial conversion feature - Adjustment to U.S. basis     $    24,280      $        --      $         --
                                                             ------------------------------------------------
Equity component of convertible loan - U.S. basis            $    45,143      $        --      $         --
                                                             ------------------------------------------------

In June 2001, the Financial Accounting Standards Board issued FAS 141 "Accounting for Business Combinations" and FAS 142, "Goodwill and Other Intangible Assets." New Canadian standards have also been adopted which are substantially the same as the US standards. Under FAS 141, all business combinations initiated on or after July 1, 2001 must now be accounted for using the purchase method. Under FAS 142, goodwill should not be amortized but instead, tested annually for impairment. Similarly, an intangible asset with an indefinite life should not be amortized until its life is determined to be finite. Such assets must be tested for impairment annually, or more frequently if events or circumstances warrant it.

In August 2001, the Financial Accounting Standards Board approved FAS 144, "Impairment of Long-Lived Assets." FAS 144 requires that in cases where undiscounted expected cash flows associated with long-lived assets are less than their carrying value, an impairment provision is recognized in an amount by which the carrying value exceeds the estimated fair value of such assets. FAS 144 will be applicable for fiscal years beginning after December 15, 2001.

The adoption of these standards will not have any impact on the Corporation's current financial position or results of operations; however, the impact of these standards in future years could be material.

12. INCOME TAX LOSSES CARRIED FORWARD
--------------------------------------------------------------------------------

The Corporation has incurred losses for Canadian income tax purposes in the amount of approximately $4,290,748 which, together with accumulated resource and equipment cost pools of approximately $813,481, may be carried forward to offset future taxable income. The benefit, if any, of these income tax losses and resource pool balances carried forward has not been reflected in the accounts. The income tax losses carried forward expire as follows: 2006 - $1,958,105; 2007
- $1,113,394; 2008 - $1,219,249. The resource pool balances may be carried forward indefinitely.

13.   COMPARATIVE INFORMATION
--------------------------------------------------------------------------------

Certain amounts for prior years have been reclassified to conform with the current year's presentation.

14.  SUBSEQUENT EVENTS
--------------------------------------------------------------------------------

On May 9, 2002, the Corporation announced that it had arranged a private placement of 5-year 10% convertible debentures for proceeds of up to US$100,000. The debentures are convertible, at the option of the holders, into common shares of the Corporation at the lesser of US$0.15 or 80% of the market price at the time of conversion, subject to a floor price of US$0.10 per share. The debenture holders will also receive 2-year share-purchase warrants for the same number of common shares as the debentures are convertible into. The warrants will be exercisable at US$0.20 per share.

On May 15, 2002, the Corporation announced that based on a lack of progress in obtaining a petroleum project in Iran, it had made the decision to cease all activity in that country.

ITEM 18.  FINANCIAL STATEMENTS.

The Company has elected to report under Item #17.

ITEM 19. EXHIBITS.

1.1 Certificate of Continuance of the Registrant (incorporated by reference to Exhibit 3.1 to the Registrant's Registration Statement on Form F-1, File No. 33-81290 (the "Registration Statement"); *

1.2 By-laws of the Registrant (incorporated by reference to Exhibit 3.2 to the Registration Statement); *

2.1 Form of Warrant Agreement between Tracer Petroleum Corporation and Continental Stock Transfer and Trust Company, as Transfer Agent and Warrant Agent (incorporated by reference to Exhibit 4.1 to Amendment No. 2 ("Amendment No. 2") to the Registration Statement); *

4.1 Production Sharing Contract, dated February 27, 1993, between Pertamina and PerminTracer Ltd. (incorporated by reference to Exhibit 10.3 to the Registration Statement); *

4.2 Assignment and Novation Agreement, dated July 31, 1992, among Rainbow Energy Ltd., Tracer Petroleum Corporation, Canada Northwest Energy Limited and Canada Northwest Energy (South Sumatra) Ltd. (incorporated by reference to Exhibit 10.4 to the Registration Statement); *

4.3 Agreement, dated June 6, 1994, between Spring Energy Ltd. and PerminTracer Petroleum Ltd. (incorporated by reference to Amendment No. 1); *

4.4 Association Agreement between Mullins Group and Tracer Petroleum Corporation, dated December 3, 1998. *

4.5 Letter of Intent between eZuz.com, Inc and Tracer Petroleum Corporation, dated July 27, 1999; *

4.6 Asset Sale Agreement between Tradewinds Oil and Gas International, Ltd. and Tracer Petroleum Corporation, dated September 1, 1999; *

4.7 Option to Purchase Drilling Rig between Tracer Petroleum Corporation and Tradewinds Oil and Gas International, Ltd., dated December 3, 1999; *

4.8 Share Sale Agreement between Tracer Petroleum Corporation and Tradewinds Oil and Gas International, Ltd., dated September 1, 1999; *

4.9 Option Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 31, 2000; *

4.10 Exchange and Release Agreement between Tracer Petroleum Corporation and Transmeridian Exploration, Inc., dated March 16, 2001; *

4.11 Convertible Loan Agreement with Roc Oil Company Limited, dated May 22, 2001; *

4.12 Tracer Canneft Joint Venture Agreement, dated February 3, 2002 (filed herewith);

4.13 Tracer Canneft Joint Venture Agreement Amendment, dated June 1, 2002 (filed herewith).

4.14 Amended Convertible Loan Agreement with Roc Oil Limited dated August 15, 2001 (filed herewith);

7.0   List of subsidiaries; *

10.0  Consent of Ernst & Young LLP (filed herewith).

* Previously Filed.

                                   SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Date: July 12, 2002

                                                    TRACER PETROLEUM CORPORATION
                                                             (Registrant)

                                                        /s/ Larry W. Youell
                                                    ----------------------------
                                                             President

                                  EXHIBIT INDEX

                                                                                                                  Page
4.12     Tracer Canneft Joint Venture Agreement, dated February 3, 2002 (filed herewith);                          42

4.13     Tracer Canneft Joint Venture Agreement Amendment, dated June 1, 2002 (filed herewith);                    45

4.14     Amended Convertible Loan Agreement with Roc Oil Limited dated August 15, 2001 (filed herewith);           47

10.0     Consent of Ernst & Young LLP (filed herewith);                                                            52